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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                           BANCORP RHODE ISLAND, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         RHODE ISLAND                        6021                         05-0509802
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
     OF INCORPORATION OR         CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)
        ORGANIZATION)

             ONE TURKS HEAD PLACE, PROVIDENCE, RHODE ISLAND, 02903
                                 (401) 456-5000
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

             ONE TURKS HEAD PLACE, PROVIDENCE, RHODE ISLAND, 02903
                    (ADDRESS OF PRINCIPAL PLACE OF BUSINESS)

           MERRILL W. SHERMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
             ONE TURKS HEAD PLACE, PROVIDENCE, RHODE ISLAND, 02903
                                 (401) 456-5060
               (NAME, ADDRESS AND TELEPHONE OF AGENT FOR SERVICE)

                            ------------------------

                                    COPY TO:

            MARGARET D. FARRELL, ESQ., HINCKLEY, ALLEN & SNYDER LLP
               1500 FLEET CENTER, PROVIDENCE, RHODE ISLAND, 02903
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

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                                                  PROPOSED MAXIMUM      PROPOSED MAXIMUM      AMOUNT OF
    TITLE OF EACH CLASS OF       AMOUNT TO BE      OFFERING PRICE          AGGREGATE         REGISTRATION
 SECURITIES TO BE REGISTERED    REGISTERED(1)       PER UNIT(2)        OFFERING PRICE(2)         FEE
--------------------------------------------------------------------------------------------------------------
Common stock (Par Value $0.01
  per share)..................    3,728,550           $9.4375            $35,188,191.00       $9,289.68
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of shares of the Registrant's Common Stock to be issued in connection with the merger described herein and Common Stock issuable upon conversion of the Non-Voting Common Stock to be issued in connection with the Merger described herein.

(2) Estimated based on the average high and low prices reported on The Nasdaq Stock Market(R) on March 20, 2000 pursuant to Rule 457(f)(1) solely for the purpose of calculating the registration fee.

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

                               BANK RHODE ISLAND

                                 APRIL 13, 2000

Dear shareholder:

     You are cordially invited to attend the annual meeting of shareholders of Bank Rhode Island, which will be held at The Westin Hotel Providence, One West Exchange Street, Providence, Rhode Island 02903 on May 17, 2000 at 10:00 a.m. At this year's annual meeting, in addition to the matters typically dealt with at such annual meetings, we will be considering and voting upon the proposed restructuring of Bank Rhode Island into a holding company structure. We believe that this holding company structure will provide us with several advantages over our current structure. The more flexible holding company structure may permit us to, among other things, raise less expensive capital through the use of trust preferred securities, and will provide us the option to make acquisitions and conduct certain nonbanking activities through subsidiaries of the holding company rather than the bank. The formal notice of annual meeting of shareholders and Proxy Statement/Prospectus accompanying this letter provides detailed information concerning matters to be considered and acted upon at the annual meeting.

     Whether or not you plan to attend the annual meeting, please mark, sign, date and return the enclosed proxy at your earliest convenience. If you later attend the annual meeting and wish to vote in person, you may withdraw your proxy and so vote at that time.

     I look forward to seeing you at the annual meeting.

                                          Sincerely,

                                          /s/      MALCOLM G. CHACE
                                          --------------------------------------
                                                     Malcolm G. Chace
                                                  Chairman of the Board

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED EITHER THE REORGANIZATION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR THE BANCORP COMMON STOCK TO BE ISSUED IN THE REORGANIZATION, NOR HAVE THEY DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE BANCORP SECURITIES THAT YOU WILL RECEIVE IN THE REORGANIZATION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS ARE SUBJECT TO THE SAME RISKS AS THE BANK RHODE ISLAND SECURITIES YOU CURRENTLY HOLD, INCLUDING THE RISK THAT YOU COULD LOSE THE PRINCIPAL AMOUNT YOU INVESTED.

     THE BANCORP SECURITIES THAT YOU WILL RECEIVE IN THE REORGANIZATION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS ARE NOT DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS APRIL 13, 2000

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                               BANK RHODE ISLAND

TO:  THE SHAREHOLDERS OF
     BANK RI

     Notice is hereby given that the annual meeting of shareholders of Bank Rhode Island will be held at The Westin Hotel Providence, One West Exchange Street, Providence, Rhode Island 02903, on May 17, 2000, at 10:00 a.m. local time for the following purposes:

          (1) To elect four Class I Directors to the Board of Directors, each to serve until 2003;

          (2) To ratify the appointment of KPMG LLP as Bank Rhode Island's independent auditors;

          (3) To consider and vote upon a Plan of Reorganization and Agreement of Merger dated February 15, 2000. The plan of reorganization sets forth the terms of the reorganization of Bank Rhode Island into a wholly owned subsidiary of a newly formed holding company, Bancorp Rhode Island, Inc. As a result, all shareholders of Bank Rhode Island will receive for their shares of Bank Rhode Island's Common Stock and Non-Voting Common Stock an equal number of shares of Bancorp Rhode Island's Common Stock and Non-Voting Common Stock; and

          (4) To transact such other business as may properly come before the annual meeting or any adjournment thereof.

     The matters to be acted upon at the annual meeting are more fully described in the enclosed Proxy Statement/Prospectus, and in the plan of reorganization which is attached as Annex A to the Proxy Statement/Prospectus.

     The Board of Directors has fixed the close of business on March 31, 2000 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the annual meeting.

     Because the affirmative vote of shareholders holding not less than a majority of the outstanding shares of Bank Rhode Island's Common Stock and Non-Voting Common Stock, each voting as a separate class, is required to ratify and confirm the plan of reorganization, it is essential that all shareholders vote. You are urged to vote in favor of the proposal by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the annual meeting in person. If you do attend the annual meeting you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

                                          By Order of the Board of Directors

                                          /s/     MARGARET D. FARRELL
                                          --------------------------------------
                                                   Margaret D. Farrell,
                                                        Secretary

                      PROXY STATEMENT OF BANK RHODE ISLAND

                    PROSPECTUS OF BANCORP RHODE ISLAND, INC

     Bank Rhode Island ("Bank RI") is providing this Proxy Statement of Bank RI and Prospectus of Bancorp Rhode Island, Inc. ("Bancorp") to shareholders of Bank RI in connection with the annual meeting of shareholders of Bank RI to be held The Westin Hotel Providence, One West Exchange Street, Providence, Rhode Island 02903, on May 17, 2000 at 10:00 a.m.

     Shareholders of Bank RI will vote upon:

          (1) the election of four Class I Directors, each to serve until 2003;

          (2) the ratification of the appointment of KPMG LLP as Bank RI's independent auditor;

          (3) a proposal to approve the principal terms of the Plan of Reorganization and Agreement of Merger dated February 15, 2000. Under the plan of reorganization, shareholders of Bank RI will receive shares of Bancorp Common Stock and Non-Voting Common Stock for their shares of Bank RI's Common Stock and Non-Voting Common Stock. After the reorganization, Bank RI will be the sole wholly owned subsidiary of Bancorp, and shareholders of Bank RI immediately before the reorganization will maintain their proportional interest in Bancorp immediately after the reorganization; and

          (4) such other matters as may properly come before the annual meeting or any adjournment thereof.

     The Board of Directors does not know of any business to be brought before the annual meeting, other than as indicated in the notice, but it is intended that, as to any other such business, votes may be cast pursuant to the proxies in accordance with the judgment of the persons acting thereunder.

     Shares of Bank RI's Common Stock and Non-Voting Common Stock represented by proxies in the form solicited will be voted in the manner directed by the shareholder. If no direction is made, the proxy will be voted FOR the election of the nominees for director named in this proxy statement and FOR all other proposals discussed herein.

     You should rely only on the information contained in this Proxy Statement/Prospectus or other information referred to in this document. Neither Bank RI nor Bancorp has authorized anyone to provide you with different or other information. This Proxy Statement/Prospectus is dated April 13, 2000. You should not assume that the information contained in this Proxy Statement/Prospectus is accurate as of any date other than that date, and neither the mailing of this Proxy Statement/Prospectus to shareholders nor the issuance of shares of Bancorp in the reorganization shall create any implication to the contrary.

                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
SUMMARY OF PROXY STATEMENT/PROSPECTUS.......................      1
  Proposal No. 1 -- Election of Class I Directors...........      1
  Proposal No. 2 -- Ratification of Appointment of
     Independent Auditors...................................      1
  Proposal No. 3 -- Bank Holding Company Reorganization and
     Merger Between Bank RI and BKRI Interim Bank...........      1
  Other Information Concerning the Annual Meeting...........      3
INTRODUCTION................................................      4
REVOCABILITY OF PROXIES.....................................      4
PERSONS MAKING THE SOLICITATION.............................      4
VOTING SECURITIES...........................................      5
CAUTIONARY STATEMENT........................................      5
PROPOSAL NO. 1 -- ELECTION OF DIRECTORS.....................      5
  General Information About Board of Directors..............      7
  Compensation of Directors.................................      8
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  AND MANAGEMENT............................................      8
  Security Ownership of 5% Beneficial Owners of Common
     Stock..................................................      8
  Security Ownership of 5% Beneficial Owners of Non-Voting
     Common.................................................      8
  Security Ownership of Directors and Officers..............      9
  Section 16(a) Beneficial Ownership Reporting Compliance...     10
EXECUTIVE COMPENSATION......................................     10
  Summary Compensation Table................................     10
  Option/SAR Grants in Last Fiscal Year.....................     11
  Aggregated Option/SAR Exercises in Last Fiscal Year and
     Year-End Option/SAR Values.............................     11
  Employment Agreements.....................................     11
  401(k) Retirement Plan....................................     13
  Nonqualified Deferred Compensation Plan...................     13
  Supplemental Employee Retirement Plan.....................     14
  Compensation Committee Report on Executive Compensation...     14
PERFORMANCE GRAPH...........................................     16
TRANSACTIONS WITH MANAGEMENT................................     16
PROPOSAL NO. 2 -- RATIFICATION OF APPOINTMENT OF
  INDEPENDENT AUDITORS......................................     17
PROPOSAL NO. 3 -- BANK HOLDING COMPANY REORGANIZATION AND
  MERGER BETWEEN BANK RI AND BKRI INTERIM BANK..............     17
  General...................................................     17
  Recommendation of Directors...............................     17
  Reasons for the Reorganization: Benefits of the Use of
     Holding Company Form to Shareholders of Bank RI........     17
  Description of the Reorganization and Merger Between Bank
     RI and BKRI Interim Bank...............................     18
  Ratification and Approval of the Plan of Reorganization:
     Effective Date.........................................     19
  No Dissenting Shareholder Rights..........................     20
  Accounting Treatment......................................     20
  Federal and Rhode Island Income Tax Consequences..........     20

                                                                PAGE
                                                                ----
COMPARISON OF BANK RI AND BANCORP: ANALYSIS OF CAPITAL
  STRUCTURE AND MANAGEMENT..................................     20
  Authorized and Outstanding Stock..........................     21
     Voting Rights..........................................     21
     Dividend Rights........................................     21
     Assessment of Shares...................................     22
     Liquidation Rights.....................................     22
     Preemptive Rights......................................     22
  Directors.................................................     22
  Corporate Operation and Management........................     22
  Limitation of Liability of Directors and Officers.........     22
BUSINESS OF BANK RI.........................................     23
  General...................................................     23
  Lending Activities........................................     23
     Commercial Real Estate and Multi-Family Loans..........     24
     Construction Loans.....................................     24
     Commercial and Industrial Loans........................     25
     Small Business Loans...................................     25
     Residential Mortgage Loans.............................     25
     Consumer and Other Loans...............................     26
  Investment Activities.....................................     26
  Deposits..................................................     26
  Nondeposit Investment Products and Services...............     27
  Employees.................................................     27
  Competition and Marketplace...............................     27
  Properties................................................     28
  Legal Proceedings.........................................     29
OPERATIONS UNDER BANCORP....................................     29
  Organization..............................................     29
  Management and Directors of Bancorp.......................     29
SUPERVISION AND REGULATION OF BANCORP.......................     29
  Recent Legislation and Other Changes......................     30
BKRI INTERIM BANK...........................................     31
  General Background........................................     31
  Initial Capitalization....................................     31
SELECTED CONSOLIDATED FINANCIAL DATA........................     32
PRICE RANGE AND DIVIDENDS OF BANK RI'S COMMON STOCK.........     34
UNAUDITED PRO FORMA CAPITALIZATION..........................     35
AVAILABLE INFORMATION.......................................     35
EXPERTS.....................................................     36
LEGAL MATTERS...............................................     36
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...........     36
OTHER BUSINESS OF THE ANNUAL MEETING........................     37
SHAREHOLDER PROPOSALS FOR 2001..............................     37

                     SUMMARY OF PROXY STATEMENT/PROSPECTUS

     This summary is qualified in its entirety by the more detailed information appearing elsewhere herein.

     The principal matter to be discussed and voted upon that the 2000 annual meeting will be the proposed restructuring of Bank RI into a holding company structure. As described later in this summary and more fully elsewhere in this Proxy Statement/Prospectus, after the reorganization, Bank RI will continue its current business operations, but its sole shareholder will be Bancorp. Thus, the election of directors and the confirmation of Bank RI's independent auditors may be of only limited significance. It is possible, however, that the reorganization will not receive the necessary shareholder approval or that Bank RI's Board of Directors will terminate the reorganization prior to its completion. In any event, action taken at the 2000 annual meeting with respect to the election of directors and ratification of KPMG LLP as Bank RI's independent auditor will ensure the continuity of operations of Bank RI. The following summary outlines the proposals management expects to be considered at the 2000 annual meeting:

PROPOSAL NO. 1 -- ELECTION OF CLASS I DIRECTORS

     Bank RI maintains a board of directors divided into three classes. Each class of directors serves for a term of three years ending on successive years such that only one class of directors is elected at each annual meeting. At the 2000 annual meeting, Class I Directors are to be elected. Management nominated the following four individuals to serve as Class I Directors to serve until the 2003 annual meeting and until their successors are duly elected and qualified. All nominees are currently directors of Bank RI.

     Frederic James Hodges, Jr.
     Donald J. Reaves
     Cheryl L. Watkins
     John A. Yena

PROPOSAL NO. 2. -- RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     Bank RI's Audit Committee of the Board of Directors recommended and the Board of Directors has appointed KPMG LLP as independent auditors for the 2000 fiscal year. The Board requests ratification of this appointment by the shareholders.

PROPOSAL NO. 3. -- BANK HOLDING COMPANY REORGANIZATION AND MERGER BETWEEN BANK RI AND BKRI INTERIM BANK.

     Bank RI formed Bancorp under Rhode Island law for the purpose of becoming the holding company for Bank RI. Upon completion of the reorganization as described in the Plan of Reorganization and Agreement of Merger dated February 15, 2000, attached hereto as Annex A, the business activities of Bancorp will initially consist solely of the operation of Bank RI as a wholly owned bank subsidiary. It is possible that in the future Bancorp may acquire or commence additional businesses; however, no specific acquisitions or new business activities are currently planned.

     After the reorganization, Bancorp will be subject to additional regulation and supervision by the Federal Reserve Board and will, for the first time, be subject to the supervision and regulation of the Securities and Exchange Commission ("SEC"). Presently, Bank RI is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Rhode Island Department of Business Regulation. Bank RI is also subject to many Federal Reserve Board regulations. See "Supervision and Regulation of Bancorp."

     After the reorganization, Bank RI will continue its current business and operations as a Rhode Island state-chartered financial institution under its existing name. The existing charter and bylaws of Bank RI will not be substantially affected by the reorganization. See "Bank Holding Company Reorganization and Merger Between Bank RI and BKRI Interim Bank."

     The principal executive offices of Bank RI and Bancorp are located at One Turks Head Place, Providence, Rhode Island 02903, and the telephone number is
(401) 456-5015.

Description of the
Reorganization................   Bancorp will become the holding company for
                                 Bank RI pursuant to the plan of reorganization.
                                 Under the plan of reorganization, Bank RI organized BKRI Interim Bank as a wholly owned subsidiary of Bancorp. BKRI Interim Bank will be merged with and into Bank RI with Bank RI as the surviving corporation. The shareholders of Bank RI will receive shares of Bancorp's Common
                                 Stock and Non-Voting Common Stock on a
                                 one-for-one basis for their shares of Bank RI's
                                 Common Stock and Non-Voting Common Stock. The shareholders of Bank RI will thus become the sole shareholders of Bancorp which will be the holding company for Bank RI. The reorganization is subject to certain conditions including shareholder and regulatory approvals. See "Bank
                                 Holding Company Reorganization and Merger
                                 Between Bank RI and BKRI Interim
                                 Bank -- Description of the Reorganization and
                                 Merger Between Bank RI and BKRI Interim Bank."

Reasons for the
Reorganization................   The reorganization may provide greater
                                 financial flexibility. See "Bank Holding
                                 Company Reorganization and Merger Between Bank
                                 RI and BKRI Interim Bank -- Reasons for the
                                 Reorganization: Benefits of the Use of Holding
                                 Company Form to the Shareholders of Bank RI."

Tax Consequences of the
  Reorganization..............   The plan of reorganization is structured to
                                 qualify the reorganization as a tax-free reorganization so that, among other things, no gain or loss will be recognized by the shareholders of Bank RI upon the exchange of their shares of Bank RI's Common Stock for shares of Bancorp's Common Stock.

Market for Bancorp Stock......   It is anticipated that the Bancorp Common Stock
                                 received by Bank RI's shareholders in the reorganization will be listed on The Nasdaq
                                 Stock Market(R) ("Nasdaq") and that Bancorp's
                                 Common Stock will be as marketable as Bank RI's
                                 Common Stock. See "Price Range and Dividends of
                                 Bank RI's Common Stock."

Management of Bancorp.........   The directors of Bancorp are, and will be, the
                                 current directors of Bank RI. The executive officers of Bancorp will be the current senior executive officers of Bank RI. See "Management of Bancorp."

Regulation of Bancorp.........   Bancorp will be subject to the regulation of
                                 the Board of Governors of the Federal Reserve
                                 System under the Bank Holding Company Act of
                                 1956, as amended. In addition, Bancorp will be subject to the regulation of the Securities and Exchange Commission under the Securities
                                 Exchange Act of 1934, as amended. See
                                 "Operations Under Bancorp -- Supervision and
                                 Regulation of Bancorp."

Voting Rights of
Shareholders..................   Each holder of Bank RI Common Stock will be
                                 entitled to cast one vote for each share of Common Stock held of record as of the close of business on March 31, 2000 in voting on the plan of reorganization. Directors and executive officers of Bank RI own, in the aggregate, approximately 19.7% of Bank RI's Common Stock
                                 (not including options which may be
                                 exercisable) entitled to vote on the plan of reorganization. In addition, under Rhode Island law, each holder of Bank RI Non-Voting Common
                                 Stock will be entitled to cast one vote for each share of Non-Voting Common Stock held of record as of the close of business on March 31, 2000 in voting on the plan of reorganization.
                                 There are currently 280,000 shares of Bank RI
                                 Non-Voting Common Stock issued and outstanding, 100% of which are owned by BT Investment
                                 Partners, Inc.

Shareholder Vote Required for
  Approval....................   Approval of the plan of reorganization requires
                                 the affirmative vote of a majority of the outstanding shares of Bank RI's Common Stock and a majority of the outstanding shares of Bank RI's Non-Voting Common Stock, each voting as a separate class.

No Dissenters' Rights.........   Rhode Island state law does not provide for the
                                 exercise of dissenter's rights in this
                                 transaction.

OTHER INFORMATION CONCERNING THE ANNUAL MEETING

Time and Place of Annual
Meeting.......................   The annual meeting will be held the Westin
                                 Hotel Providence, One West Exchange Street,
                                 Providence, Rhode Island 02903 on May 17, 2000 at 10:00 a.m.

Additional Information........   For additional information, you may telephone
                                 Bank RI's Communications Officer, Stephen
                                 Turgeon, at (401) 456-5015 ext. 1652.

                                  INTRODUCTION

     Management is furnishing you with this Proxy Statement/Prospectus in connection with the solicitation of proxies for use at the annual meeting of Bank RI to be held at The Westin Hotel Providence, One West Exchange Street, Providence, Rhode Island 02903 on May 17, 2000 at 10:00 a.m., and at any and all adjournments thereof.

     It is expected that Bank RI will mail this Proxy Statement/Prospectus and accompanying notice and form of proxy to shareholders on or about April 13, 2000.

     At the annual meeting, the shareholders will consider and vote on:

          (1) the election of four Class I Directors, each to serve until 2003;

          (2) the ratification of the appointment of KPMG LLP as Bank RI's independent auditor;

          (3) a proposal to approve the principal terms of the Plan of Reorganization and Agreement of Merger dated February 15, 2000. Under the plan of reorganization, Bank RI will become a wholly owned subsidiary of the newly formed holding company, Bancorp, as a result of which shareholders of Bank RI will receive on a one-for-one basis shares of Bancorp's Common Stock and Non-Voting Common Stock for their shares of Bank RI's Common Stock and Non-Voting Common Stock. These transactions are more fully described in this Proxy Statement/Prospectus, and in the plan of reorganization attached as Annex A; and

          (4) such other matters as may properly come before the annual meeting or any adjournment thereof.

                            REVOCABILITY OF PROXIES

     A proxy for use at the annual meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised, by filing with the Secretary of Bank RI an instrument revoking it, or a duly executed proxy bearing a later date. The Secretary of Bank RI is Margaret D. Farrell, and any revocation should be filed with her c/o Messrs. Hinckley, Allen & Snyder LLP, 1500 Fleet Center, Providence, Rhode Island 02903. In addition, the powers of the proxy holders will be revoked if the person executing the proxy is present at the annual meeting and elects to vote in person. Subject to such revocation or suspension, the proxy holders will vote all shares represented by a properly executed proxy received in time for the annual meeting in accordance with the instructions on the proxy. IF NO INSTRUCTIONS ARE SPECIFIED WITH REGARD TO THE MATTERS TO BE ACTED UPON, THE PROXY HOLDERS WILL VOTE THE SHARES REPRESENTED BY THE PROXY "FOR" EACH OF THE MATTERS SCHEDULED TO BE CONSIDERED AT THE ANNUAL MEETING. IF ANY OTHER MATTER IS PRESENTED AT THE ANNUAL MEETING, THE PROXY HOLDERS WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF MANAGEMENT.

                        PERSONS MAKING THE SOLICITATION

     The Board of Directors of Bank RI is soliciting these proxies. Bank RI will bear the expense of preparing, assembling, printing and mailing this Proxy Statement/Prospectus and the material used in the solicitation of proxies for the annual meeting. Bank RI contemplates that proxies will be solicited principally through the use of the mail, but officers, directors and employees of Bank RI may solicit proxies personally or by telephone, without receiving special compensation therefor. Although there is no formal agreement to do so, Bank RI may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, Bank RI may utilize the services of individuals or companies not regularly employed by Bank RI in connection with the solicitation of proxies, if management of Bank RI determines that this is advisable.

                               VOTING SECURITIES

     On March 31, 2000, which management has fixed as the record date for purposes of determining the shareholders entitled to notice of, and to vote at, the annual meeting, 3,448,550 shares of Bank RI's Common Stock were issued and outstanding, and 280,000 shares of Bank RI's Non-Voting Common Stock (the Non-Voting Common Stock and the Common Stock are sometimes referred to herein as the "Stock") were issued and outstanding. Each holder of Bank RI's Common Stock will be entitled to one vote for each share of Bank RI's Common Stock held of record on the books of Bank RI as of the record date. With respect to the approval of the principal terms of the Plan of Reorganization and Agreement of Merger only, each holder of Bank RI's Non-Voting Common Stock will be entitled to one vote for each share of Bank RI's Non-Voting Common Stock held of record on the books of Bank RI as of the record date.

     The holders of a majority of the shares entitled to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business at the annual meeting. A plurality of votes cast is required to elect the directors. The approval of the principal terms of the Plan of Reorganization and Agreement of Merger will require the affirmative vote of not less than a majority of the outstanding shares of Bank RI's Common Stock and Non-Voting Common Stock, each voting as a separate class. All other proposals to be voted upon at the annual meeting will require the affirmative vote of the holders of a majority of the Common Stock present in person or represented by proxy at the annual meeting. Abstentions are treated as present and entitled to vote and therefore have the effect of a vote against a matter. A broker non-vote on a matter is considered not entitled to vote on the matter and thus is not counted in determining whether a matter requiring approval of a majority of the shares present and entitled to vote has been approved.

                              CAUTIONARY STATEMENT

     Certain statements contained herein are "Forward Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward Looking Statements may be identified by reference to a future period or periods or by the use of forward looking terminology such as "may," "believes," "intends," "expects," and "anticipates" or similar terms or variations of these terms. Actual results may differ materially from those set forth in Forward Looking Statements as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures, equity and bond market fluctuations, credit risk, inflation, as well as other risks and uncertainties detailed from time to time in filings with the Federal Deposit Insurance Corporation ("FDIC") and any future filings which may be made with the SEC.

                                 PROPOSAL NO. 1
                             ELECTION OF DIRECTORS

     Bank RI's Agreement to Form provides that the Board of Directors shall be divided into three classes, designated as Class I, Class II and Class III, and as nearly equal as possible. The Board of Directors has fixed the number of directors at twelve, of which four are designated as Class I Directors, four as Class II Directors and four as Class III Directors. The current Class I Directors serve until the annual meeting, Class II directors serve until the 2001 annual meeting and Class III Directors serve until the 2002 annual meeting. As each term expires, the directors elected to each class will serve for a term of three years. In all cases, directors serve until their successors are duly elected and qualified or until the director's earlier resignation or removal, provided that a director's term will automatically terminate on the date of the next annual meeting of shareholders following such director attaining age 72. At the annual meeting, four directors are to be elected to serve until the 2003 annual meeting and until their successors are duly elected and qualified. All nominees are currently directors of Bank RI.

     Bancorp's Articles of Incorporation provide for a twelve member Board of Directors divided into three classes designated identically to Bank RI. Shareholders should be aware that each of the current directors of Bank RI (including those nominated for election at the 2000 annual meeting) was elected to serve in his or her respective class on the Board of Directors of Bancorp at its organizational meeting of shareholders. If the nominees set forth below are elected at the 2000 annual meeting, the Boards of Directors of both Bank RI and Bancorp will be identical in all respects. Bancorp's Board of Directors, however, will be made up of all of Bank RI's directors including the director nominees set forth below notwithstanding the results of the vote at the 2000 annual meeting.

     Unless authority to do so has been withheld or limited in a proxy, it is the intention of the persons named as proxies to vote the shares to which the proxy relates FOR the election of the four nominees named below to the Board of Directors as Class I Directors. If any nominee named below is not available for election to the Board of Directors at the time of the annual meeting, it is the intention of the persons names as proxies to act to fill that office by voting the shares to which a proxy relates FOR the election of such person or persons as may be designated by the Board of Directors or, in the absence of such designation, in such other manner as the proxies may in their discretion determine, unless authority to do so has been withheld or limited in the proxy. The Board of Directors anticipates that each of the nominees will be available to serve if elected.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES FOR ELECTION AS DIRECTORS.

     The following table sets forth certain information for both the four nominees for election as Class I Directors (the "Nominees"), and for those Class II and Class III Directors whose terms expire at the annual meetings of Bank RI's shareholders in 2001 and 2002, respectively.

                                                          BUSINESS EXPERIENCE                YEAR FIRST
NAME                                   AGE                DURING PAST 5 YEARS                 DIRECTOR
----                                   ---                -------------------                ----------
NOMINEES FOR CLASS I DIRECTORS (TERM TO EXPIRE 2003)

Frederick James Hodges, Jr...........   60  Chairman of the Board of Hodges Badge Company       1996
                                            (commemorative ribbon manufacturer) since 1995,
                                            and President and CEO from 1972 through 1994.
Donald J. Reaves.....................   53  Executive Vice President for Finance and            1996
                                            Administration and Chief Financial Officer of
                                            Brown University since 1997, and Senior Vice
                                            President for Finance and Administration and
                                            Chief Financial Officer from 1993 to 1997.
Cheryl L. Watkins....................   41  President and Chief Executive Officer of            1996
                                            Banneker Industries, Inc. (manufacturing,
                                            assembly and packaging and logistics
                                            management) since 1991.
John A. Yena.........................   59  President of Johnson & Wales University.            1996

CLASS II DIRECTORS (TERM TO EXPIRE 2001)
John R. Berger.......................   56  Business consultant since 1994. Prior thereto,      1997
                                            Executive Vice President and Director of
                                            Mergers and Acquisitions (1993-94) and
                                            Executive Vice President and Chief Investment
                                            Officer (1985-93) for Shawmut National
                                            Corporation.
Karl F. Ericson......................   66  Business consultant and certified public            1996
                                            accountant. Also a director Bacou, USA
                                            (personal safety production products). From
                                            1970 through 1990, a partner of KPMG LLP.
Margaret D. Farrell..................   50  Partner of Hinckley, Allen & Snyder LLP (law        1996
                                            firm) since 1981.
Mark R. Feinstein....................   44  President of Northeast Management Inc. (video       1996
                                            store franchisee) since 1991.

                                                          BUSINESS EXPERIENCE                YEAR FIRST
NAME                                   AGE                DURING PAST 5 YEARS                 DIRECTOR
----                                   ---                -------------------                ----------

CLASS III DIRECTORS (TERM TO EXPIRE 2002)
Anthony F. Andrade...................   52  President of A&H Printing and former President      1996
                                            of Universal Press Graphics, Inc. until his
                                            retirement in April 1999.
Malcolm G. Chace.....................   65  Chairman of the Board of Bank RI since its          1996
                                            formation, Chairman of the Board of Mossberg
                                            Industries, Inc. (wire spool and reel
                                            manufacturer) and a director of Berkshire
                                            Hathaway, Inc.
Ernest J. Chornyei, Jr. .............   57  Business Consultant since February 2000. Prior      1996
                                            thereto, Chairman of the Board of Bradford
                                            Dyeing Association, Inc. (textiles) in
                                            Westerly, Rhode Island
Merrill W. Sherman...................   51  President and Chief Executive Officer of Bank       1996
                                            RI since Bank RI commenced operation. Also a
                                            director of Providence and Worcester Railroad
                                            Company. From 1993 through 1995 when she became
                                            associated with EFC, Inc. (Bank RI's agent in
                                            connection with its formation), she was a
                                            member of the law firm of Brown Rudnick Freed &
                                            Gesmer, Ltd.

GENERAL INFORMATION ABOUT BOARD OF DIRECTORS

     The Board of Directors held 10 meetings during 1999. The Board has four standing committees: the Executive Committee, the Audit Committee, the Compensation Committee and the Directors' Loan Committee.

     The Executive Committee did not meet in 1999. The members of the Executive Committee are Malcolm G. Chace (Chairman), Merrill W. Sherman, Karl F. Ericson, Margaret D. Farrell and Frederick James Hodges. The Executive Committee conducts the affairs and business of Bank RI between meetings of the Board of Directors, subject to certain limitations set forth in Bank RI's Agreement to Form.

     The Compensation Committee met four times in 1999. The members of the Compensation Committee are Frederick James Hodges (Chairman), Anthony F. Andrade and John R. Berger. The Compensation Committee is responsible for the review and recommendation of the compensation arrangements for directors and officers and the award of options under Bank RI's 1996 Incentive and Nonqualified Stock Option Plan.

     The Audit Committee met four times in 1999. The members of the Audit Committee are Karl F. Ericson (Chairman), Ernest J. Chornyei, Jr. and Cheryl L. Watkins. The Audit Committee is responsible for recommending to the Board the selection of independent auditors to conduct the annual audit of Bank RI's financial statements; reviewing the scope of the audit plans of the independent auditor and Bank RI's internal auditor; reviewing the scope of the non-audit services provided by the independent auditor and reviewing the results of the independent and internal auditors' work to ensure compliance with Bank RI policies.

     The Directors' Loan Committee met 12 times in 1999. The members of the Directors' Loan Committee are Malcolm G. Chace, Mark R. Feinstein, Donald R. Reaves and John A. Yena, as well as Bank RI's Chief Executive Officer, Chief Lending Officer and Senior Credit Officer. The Directors' Loan Committee is responsible for promoting the development, implementation, and maintenance of quality credit policies and procedures bankwide; monitoring adherence to credit policies and procedures on an ongoing basis; promoting strong credit culture; monitoring trends in quality and growth of the loan portfolio; and approving changes in Bank RI's loan policy.

COMPENSATION OF DIRECTORS

     Directors of Bank RI (other than Ms. Sherman) receive an annual retainer of $2,500 and $450 for each annual meeting attended, as well as $450 for each meeting of the Executive Committee, Audit Committee or Compensation Committee attended, and $500 for each meeting of the Directors' Loan Committee attended.

     Under the Non-Employee Director Stock Plan (the "Director Plan") approved by the shareholders at the 1998 annual meeting, each non-employee director elected at the 1998 annual meeting received an option to purchase 1,500 shares of Common Stock, and each new non-employee director elected thereafter will receive an option to purchase 1,000 shares of Common Stock, as of the date of election to the Board. In addition, annual grants of options are made as of the date of each annual meeting of shareholders to each non-employee director (other than a director who is first elected at or within six months of the annual meeting) to purchase 500 shares of Common Stock. All options have a ten-year term and an exercise price equal to the fair market value on the date of grant. Options may be exercised with cash, Common Stock, or both. Options vest six months after the grant date, unless automatically accelerated in the event of death, disability or a change in control.

                       COMMON STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF 5% BENEFICIAL OWNERS OF COMMON STOCK

     The following table sets forth information as of March 31, 2000, regarding the beneficial owners of more than 5% of Bank RI's Common Stock:

                                                               AMOUNT AND NATURE OF        PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                          BENEFICIAL OWNERSHIP(a)    OF CLASS(b)
------------------------------------                          -----------------------    -----------
Malcolm G. Chace(c).........................................          409,183               11.9%
  c/o Point Gammon Corporation
  One Providence Washington Plaza, Providence, RI 02903
Richard A. Grills(d)........................................          249,995                7.2%
  P.O. Box 539, Westerly, RI 02891
Greenwood Partners L.P.(e)..................................          228,300                6.6%
  1601 Forum Place, Suite 905, W. Palm Beach, FL 33401

---------------
(a) All information is based upon ownership of record as reflected on the stock transfer books of Bank RI or as reported on Schedule 13G or Schedule 13D filed under Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b) Assumes no conversion of Non-Voting Common Stock by the existing holder, who also owns 120,000 shares of Common Stock. Presently, 280,000 shares of Non-Voting Common Stock are outstanding, of which 51,502 shares may be converted by the existing holder.

(c) Includes 342,733 shares held by trusts of which Mr. Chace or his spouse is a co-trustee and has shared voting and investment power. Mr. Chace disclaims any economic or beneficial interest in 43,100 of such shares. Also includes 2,000 shares held by Mr. Chace's spouse and 2,000 shares that may be acquired pursuant to options which are presently exercisable. Mr. Chace is a director of Bank RI.

(d) Represents shares of Common Stock held in a trust of which Mr. Grills is the sole beneficiary.

(e) Arnold Mullen, the general partner of Greenwood Partners, L.P., exercises investment and voting power over, and may be deemed to be the beneficial owner of, the Common Stock held by Greenwood Partners, L.P.

SECURITY OWNERSHIP OF 5% BENEFICIAL OWNERS OF NON-VOTING COMMON STOCK

     The following table sets forth information as of March 31, 2000, regarding the beneficial owners of more than 5% of Bank RI's Non-Voting Common Stock which beneficial owners are entitled to vote on Proposal

Number 3 to approve the Plan of Reorganization and Agreement of Merger dated February 15, 2000 pursuant to Section 7-1.1-55 of the Rhode Island Business Corporation Act:

                                                               AMOUNT AND NATURE OF      PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                          BENEFICIAL OWNERSHIP(a)    OF CLASS
------------------------------------                          -----------------------    --------
BT Investment Partners, Inc. ...............................          280,000(b)           100%
  c/o Bankers Trust
  One Bankers Trust Plaza
  New York, NY 10006

---------------
(a) All information is based upon ownership of record as reflected on the stock transfer books of Bank RI.

(b) 51,502 of these shares are convertible by the holder into shares of Common Stock.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

     The following tables set forth certain information regarding the beneficial ownership of Bank RI's Common Stock as of March 31, 2000 by each director and the Named Executive Officers of Bank RI and all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by such person.

                                                               AMOUNT AND NATURE OF        PERCENT
NAME OF BENEFICIAL OWNER                                      BENEFICIAL OWNERSHIP(a)    OF CLASS(b)
------------------------                                      -----------------------    -----------
Anthony F. Andrade(c).......................................           62,000                1.8%
John R. Berger(c)...........................................            3,000                  *
Malcolm G. Chace(c)(d)......................................          409,183               11.9
Ernest J. Chornyei, Jr.(c)(e)...............................          110,000                3.2
Karl F. Ericson(c)..........................................            9,000                  *
Margaret D. Farrell(c)......................................            4,000                  *
Mark R. Feinstein(c)........................................           15,500                  *
F. James Hodges, Jr.(c)(f)..................................           19,000                  *
Donald J. Reaves(c).........................................            3,000                  *
Merrill W. Sherman(g).......................................          146,475                4.1
Cheryl L. Watkins(c)........................................            2,500                  *
John A. Yena(c).............................................            7,000                  *
James V. DeRentis(h)........................................            4,020                  *
Donald C. McQueen (i).......................................           30,380                  *
Albert R. Rietheimer(j).....................................           32,040                  *
Directors and executive officers as a group (15
  persons)(k)...............................................          857,098               23.6

---------------
 *   Less than one percent.

(a) If applicable, beneficially owned shares include shares owned by the spouse, children and certain other relatives of the director or officer, as well as shares held by trusts of which the person is a trustee or in which he has a beneficial interest and shares acquirable pursuant to options which are presently or will become exercisable within 60 days. All information with respect to beneficial ownership has been furnished by the respective directors and officers.

(b) Assumes no conversion of Non-Voting Common Stock by the existing holder. Presently, 280,000 shares of Non-Voting Common Stock are outstanding of which 51,502 shares may be converted by the existing holder.

(c)  Includes 2,000 shares that may be acquired pursuant to options.

(d) Includes 342,733 shares held by trusts of which Mr. Chace or his spouse is a co-trustee and has shared voting and investment power. Mr. Chace disclaims any economic or beneficial interest in 63,100 of such shares. Also includes 2,000 shares held by Mr. Chace's spouse.

(e) Includes 108,000 shares held by a trust of which Mr. Chornyei is a beneficiary.

(f)  Includes 6,000 shares held by Mr. Hodges' immediate family members.

(g)  Includes 105,475 shares that may be acquired pursuant to options.

(h) Includes 3,920 shares that may be acquired pursuant to options.

(i)  Includes 23,380 shares that may be acquired pursuant to options.

(j)  Includes 24,040 shares that may be acquired pursuant to options.

(k)  Includes 178,815 shares that may be acquired pursuant to options.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act and Section 335.601 of the Code of Federal Regulations require executive officers and directors and persons who beneficially own more than ten percent of Bank RI's Common Stock to file initial reports of ownership and reports of changes in ownership with FDIC and any national securities exchange on which Bank RI's securities are registered. Based solely on a review of the copies of such forms furnished to Bank RI and written representations from the executive officers and directors, Bank RI believes that during 1999 its executive officers, directors and greater than ten percent beneficial owners complied with all applicable Section 16(a) filing requirements except for a Form F-8 disclosing a stock purchase filed by Malcolm G. Chace on December 30, 1999 which was due on December 10, 1999.

                             EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid or accrued by Bank RI to its Chief Executive Officer and each of its most highly compensated executive officers who earned more than $100,000 in salary and bonus in 1999 (together, the "Named Executive Officers"), for the last three completed fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                       LONG TERM
                                        ANNUAL COMPENSATION(a)        COMPENSATION
                                     -----------------------------    ------------
                                                                       SECURITIES
                                                                       UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR    SALARY(b)     BONUS      OPTIONS/SARS    COMPENSATION
---------------------------          ----    ---------    --------    ------------    ------------
Merrill W. Sherman.................  1999    $249,412     $126,800       23,700         $ 9,760(c)
  (President and CEO)                1998     237,519       66,000       20,000           8,905(c)
                                     1997     223,077       64,400       17,250           8,668(c)
Albert R. Rietheimer...............  1999     130,119       46,500        8,300           5,205(c)
  (Chief Financial Officer           1998     122,538       33,500        7,500           4,902(c)
  and Treasurer)                     1997     113,923       32,480        8,700          10,640(d)
Donald C. McQueen..................  1999     127,021       50,000        8,300           5,369(c)
  (Executive Vice President and      1998     118,500       32,500        7,000           4,906(c)
  Chief Lending Officer)             1997     103,077       30,800        8,250           4,123(c)
James V. DeRentis..................  1999      99,077       25,000        5,200           3,963(c)
  (Senior Vice President -- Retail   1998      86,477       12,000           --           3,458(c)
  Banking)                           1997      81,392        7,500        1,000           1,628(c)

---------------
(a) Any perquisites or other personal benefits received from Bank RI by the named executive were substantially less than 10% of the individual's salary and bonus.

(b) Includes portion of salary deferred under the 401(k) Plan and the Nonqualified Deferred Compensation Plan.

(c)  Represents Bank RI's contribution under its 401(k) Plan.

(d) Represents reimbursement for relocation expenses.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table provides information on option grants in 1999 to the Named Executive Officers. The Bank does not issue stock appreciation rights.

                                    NUMBER OF       % OF TOTAL
                                    SECURITIES     OPTIONS/SARS    EXERCISE
                                    UNDERLYING      GRANTED TO     OR BASE
                                   OPTIONS/SARS    EMPLOYEES IN     PRICE      EXPIRATION    GRANT DATE
NAME                                 GRANTED       FISCAL YEAR      ($/SH)        DATE        VALUE(a)
----                               ------------    ------------    --------    ----------    ----------
Merrill W. Sherman...............     23,700(b)        27.9%        $10.75      1/21/09       $53,325
Albert R. Rietheimer.............      8,300(c)         9.8          10.75      1/21/09        18,675
Donald C. McQueen................      8,300(c)         9.8          10.75      1/21/09        18,675
James V. DeRentis................      5,200(c)         6.1          10.75      1/21/09        11,700

---------------
(a) Amounts represent the fair value of each option granted and were estimated as of the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility of 25%; expected life of 7 years; risk-free interest rate of 4.69% and Common Stock dividend rate of 3.78%

(b) All of these options are nonqualified stock options exercisable in four equal annual installments commencing on January 21, 1999.

(c) All of these options are incentive stock options exercisable in five equal annual installments commencing on January 21, 1999.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION/SAR
VALUES

     The following table sets forth certain information regarding stock options exercised during 1999 and currently outstanding options held by the Named Executive Officer as of December 31, 1999:

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED           VALUE OF
                               SHARES                        OPTIONS/SARS AT FISCAL          UNEXERCISED
                              ACQUIRED         VALUE              YEAR END 1999             IN-THE-MONEY
NAME                         ON EXERCISE    REALIZED ($)    EXERCISABLE/UNEXERCISABLE    OPTION/SARS ($)(a)
----                         -----------    ------------    -------------------------    -------------------
Merrill W. Sherman.........       0              0                82,862/32,088                   0
Albert R. Rietheimer.......       0              0                17,080/16,420                   0
Donald C. McQueen..........       0              0                16,610/15,940                   0
James V. DeRentis..........       0              0                 1,640/ 4,560                   0

---------------
(a) Based on the December 31, 1999 closing sale price of the Common Stock of $9.875, less the exercise price of the options. All options were out-of-the-money on December 31, 1999.

EMPLOYMENT AGREEMENTS

     Bank RI has entered into employment agreements with Ms. Sherman, and Messrs. McQueen, Rietheimer and DeRentis, which provide that during the term of the contract, their base salary will not be reduced and they will remain eligible for participation in Bank RI's executive compensation and benefit programs.

     Ms. Sherman's agreement provides for an initial three-year term expiring January 30, 2001, which automatically renews for successive one-year terms unless either party has given the other party written notice of election not to extend the term at least 90 days prior to the next expiration date. In the event Ms. Sherman's employment is terminated by Bank RI without cause or Ms. Sherman terminates her employment for "Good Reason," Bank RI must pay her a lump sum severance payment equal to two times her annual base salary and continue to pay for all medical and life insurance coverage for 24 months. In addition, any options which are exercisable on the date of termination shall not terminate until the earlier of their expiration or three years after the date of termination. "Good Reason" is defined in Ms. Sherman's agreement as (i) a significant reduction in the nature or scope of her duties, responsibilities, authority and powers; (ii) any requirement that she perform her duties at a location more than 50 miles from where she currently performs her duties; or (iii) failure of Bank RI either to renew the agreement or enter into a new agreement on terms not less favorable than those existing immediately prior to such nonrenewal (other than a reduction of fringe benefits required by law or applicable to all employees generally).

     In the event of a "Terminating Event" within one year of a "Change in Control," Ms. Sherman is entitled to receive as severance an amount equal to
2.99 times the sum of her annual base salary plus the average of her cash bonus in the two years preceding the Change in Control, payable in a lump sum. A "Terminating Event" for this purpose means either (a) termination of employment for any reason other than death, disability or for cause, (b) resignation following (i) a significant reduction in the nature or scope of Ms. Sherman's duties, responsibilities, authority and powers from those exercised prior to the Change in Control; (ii) a requirement that she perform her duties at a location more than 50 miles from the location at where such duties were performed prior to the Change in Control; (iii) failure of Bank RI to renew her employment on terms not less favorable than those existing immediately prior to such nonrenewal (other than a reduction of fringe benefits required by law or applicable to all employees generally); (iv) the failure of Ms. Sherman and any successor of Bank RI to mutually agree in writing for any reason, upon terms and conditions of her employment within 90 days following a Change in Control, or
(c) Ms. Sherman's resignation from Bank RI or any successor of Bank RI following a "Takeover Transaction" provided that such resignation occurs during the ninety
(90) day period which ends on the first anniversary of the Takeover Transaction.

     If Ms. Sherman becomes entitled to a Severance Payment or any other payment which subject her to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), Bank RI must pay to her within 30 days a gross-up payment such that Ms. Sherman receives the same amount after any tax payments as she would have received absent the imposition of such excise tax.

     The agreements with Messrs. Rietheimer and McQueen provided for an initial two-year term which expired on January 30, 2000 but were automatically renewed for an additional one year term. The agreement with Mr. DeRentis provides for an initial one-year term expiring June 20, 2000. The terms of each of these agreements automatically renew for successive one-year terms unless either party has given the other party written notice of election not to renew at least 30 days prior to the next expiration date. If Bank RI terminates the employment relationship without cause or the executive terminates his employment following Bank RI's failure to renew the agreement or enter into a new agreement on substantially similar terms, the executive would be entitled to continuance of his base salary and all medical and life insurance coverage for 12 months, in the case of Messrs. McQueen and Rietheimer and for 6 months in the case of Mr. DeRentis.

     The agreements with Messrs. McQueen, Rietheimer and DeRentis provide that in the event of a "Terminating Event" within one year of a Change in Control, each of Messrs. McQueen and Rietheimer is entitled to receive a severance benefit equal to two times his annual base salary plus the average of his cash bonus in the two years preceding the Change in Control, payable as a lump sum. Mr. DeRentis is entitled to receive a severance benefit equal to his annual base salary plus his cash bonus in the year preceding the Change in Control. A "Terminating Event" means for this purpose either (a) termination of employment for any reason other than death, disability or for cause or (b) resignation following (i) a significant reduction in the nature or scope of the executive's duties, responsibilities, authority and powers from those exercised prior to the Change in Control; (ii) a greater than 10% reduction in the executive's annual base salary or fringe benefits (other than across-the-board salary reductions or changes in fringe benefit plans); (iii) a requirement that the executive perform duties at a location more than 50 miles from the location where such duties were performed prior to the Change in Control; or (iv) failure of any successor of Bank RI to continue the executive's employment on substantially similar employment terms.

     If Messrs. Rietheimer, McQueen or DeRentis become entitled to a Severance Payment or any other payment which subject either to the excise tax imposed by
Section 4999 of the Code, Bank RI must pay to either one of them within 30 days a gross-up payment such that either receives the same amount after any tax payments as he would have received absent the imposition of such excise tax.

     For purposes of all of the agreements, a "Change in Control" will be deemed to have occurred if: (1) Bank RI effectuates a Takeover Transaction; or (2) Bank RI commences substantive negotiations with a third party with respect to a Takeover Transaction, and within 12 months of the commencement of such negotiations, Bank RI enters into a definitive agreement with respect to a Takeover Transaction with any party with which negotiations were originally commenced; or (3) any election of directors of Bank RI (or, if Bank RI reorganizes into a holding company structure, directors of the holding company) (whether by the directors then in office or by the shareholders at a annual meeting or by written consent) where a majority of the directors in office following such election are individuals who were not nominated by a vote of two-thirds of the members of the Board of Directors immediately preceding such election; or (4) Bank RI effectuates a complete liquidation of Bank RI or a sale or disposition of all or substantially all of its assets. The reorganization of Bank RI into a holding company structure will not constitute a Change in Control for purposes of the agreements unless accomplished in connection with a Takeover Transaction.

     A "Takeover Transaction" is defined as (a) the acquisition of voting securities of Bank RI by any individual, entity or group other than by Bank RI or its subsidiaries or any employee benefit plan (or related trust) of Bank RI or its subsidiaries, which theretofore did not beneficially own securities representing 30% or more of the voting power of all outstanding shares of voting securities of Bank RI, if such acquisition results in such individual, entity or group owning securities representing more than 30% of the voting power of all outstanding voting securities of Bank RI; provided, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of voting securities of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the voting securities of Bank RI outstanding immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the outstanding voting securities of Bank RI, shall not constitute a Change in Control; or (b) the issuance of additional shares of Common Stock of Bank RI in a single transaction or a series of related transactions if the individuals and entities who were the beneficial owners of the outstanding voting securities of Bank RI immediately prior to such issuance do not, following such issuance, beneficially own, directly or indirectly, securities representing more than 50% of the voting power of all then outstanding voting securities of Bank RI; or (c) consummation by Bank RI of (i) a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners of the voting securities of Bank RI immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, securities representing more than 50% of the voting power of then outstanding voting securities of the corporation resulting from such a reorganization, merger or consolidation or (ii) the sale, exchange or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of Bank RI (on a consolidated basis) to a party which is not controlled by or under common control with Bank RI.

401(k) RETIREMENT PLAN

     Bank RI maintains a 401(k) Plan which qualifies as a tax-exempt plan and trust under sections 401 and 501 of the Code. Generally, Bank employees who were employed by Bank RI on March 22, 1996 or who are at least 21 years of age and have completed at least one year of service with Bank RI, are eligible to participate in the 401(k) Plan. Under the 401(k) Plan Bank RI will make matching contributions of up to 4% of an employee's compensation. These contributions are vested monthly.

NONQUALIFIED DEFERRED COMPENSATION PLAN

     Bank RI maintains a nonqualified deferred compensation plan under which certain participants (including the Named Executive Officers) may contribute the amounts they are precluded from contributing to Bank RI's 401(k) Plan because of the qualified plan limitations, and additional compensation deferrals which may be advantageous for personal income tax or other planning reasons. In addition, under the deferred compensation plan participants receive an amount of employer matching contributions that they have lost under Bank RI's 401(k) Plan as a result of the nondiscrimination rules applicable to qualified plans. All amounts contributed by the participant and by Bank RI under the plan are immediately vested. Any excess contributions which cannot be contributed under the 401(k) Plan and which would otherwise be returned to the participant at the end of the year, plus the amount of any supplemental deferrals the participant may choose to make, and any matching contributions provided for under the plan are credited to a deferred compensation account (a bookkeeping account) which is credited with interest at a rate equal to the greater of the Baa1 30-year corporate bond index, or Bank RI's projected rate of return on average earning assets as reflected in its budget for such year.

     Participants are entitled to receive a distribution of their account upon retirement, death, disability or termination of employment except that any amounts attributable to employer contributions under the non-qualified plan are subject to forfeiture if the participant is terminated for fraud, dishonesty or willful violation of any law that is committed in connection with the participant's employment. A participant is eligible to withdraw amounts credited to the deferred compensation account in the event of unforeseeable financial hardship.

     The amount deferred under the plan is not includible in the income of the participant until paid and, correspondingly, Bank RI is not entitled to a tax deduction for any liabilities established under the plan until the amount credited to the participant's deferred compensation account is paid to him or her.

     The amount credited to the deferred compensation account is not funded or otherwise set aside or secure from the creditors of Bank RI and the participant is subject to the risk that deferred compensation may not be paid in the event of Bank RI's insolvency or Bank RI is otherwise unable to satisfy the obligation. The plan permits (but does not require) Bank RI to establish a grantor trust for the purpose of funding the plan. If such a trust were created, the corpus of the trust would, under current federal income tax regulations, have to be available to creditors of Bank RI in the event of insolvency or bankruptcy in order to prevent adverse income tax consequences to the participant.

SUPPLEMENTAL EMPLOYEE RETIREMENT PLAN

     Bank RI has adopted a Supplemental Executive Retirement Plan ("SERP") for certain of its senior executives under which participants designated by the Board are entitled to an annual retirement benefit. Currently, Ms. Sherman and Messrs. Rietheimer, McQueen and DeRentis are the only participants in the SERP. The annual retirement benefit under the SERP is $100,000 for Ms. Sherman, $43,400 for Messrs. Rietheimer and McQueen and $20,000 for Mr. DeRentis and is payable upon the later of the executive attaining age 65 or the executive's retirement. A surviving spouse will be entitled to an annual benefit equal to 50% of the participant's benefit. Ms. Sherman's benefit is fully vested while the benefit for Messrs. Rietheimer, McQueen and DeRentis vests after five years of service (including service with Bank RI's predecessor EFC, Inc.). In addition, the benefit will vest immediately upon death or in the event of a Change in Control. The SERP is unfunded but provides that upon the Change in Control, Bank RI must deposit funds in a trust equal to the present value of all accrued benefits provided under the SERP and thereafter make annual additional deposits to reflect any increases in the accrued benefits. All benefits are forfeited in the event that the executive's employment is terminated on account of a criminal act of fraud, misappropriation, embezzlement or a felony which involves property of Bank RI.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board (the "Committee") is composed entirely of non-employee directors. From time to time Ms. Sherman meets with the Committee to review the compensation program and make recommendations for executives reporting to her. The Committee is charged with the broad responsibility of seeing that officers and key management personnel are effectively compensated in a manner which is internally equitable and externally competitive.

     Executive Compensation Philosophy. Bank RI's executive compensation philosophy seeks to link executive compensation with the value, objectives, business strategy, management initiatives and financial performance of Bank RI. The overall objectives of the program are to attract and retain highly qualified individuals in key executive positions, to motivate executives to achieve goals inherent in Bank RI's business strategy, and to link executives' and shareholders' interests. Bank RI also seeks to achieve a balance of the compensation paid to a particular individual and the compensation paid to other executives both inside Bank RI and at comparable financial institutions.

     Base Salary. Base salaries for executive officers are substantially dependent upon the base salaries paid for comparable positions at similar financial institutions, the responsibilities of the position held, and the experience level of the particular executive officer. The Committee sets the base salary for executives by reviewing compensation for competitive positions in the market and the historical compensation levels of the executives.

     Cash Bonus Policy. Under the cash bonus policy adopted by Bank RI in 1998, executive officers of Bank RI are eligible to receive bonuses of up to 40% (50% in the case of the Chief Executive Officer) of their base salaries, subject to adjustment based upon Bank RI's performance as compared to a peer group. All bonuses for executive officers are determined at the discretion of the Committee, which annually establishes specific goals and performance criteria for each executive officer.

     Stock Options. Total compensation at the senior executive level also includes long-term incentives afforded by stock options granted under the 1996 Incentive and Nonqualified Stock Option Plan. The objectives of the program are to align executive and shareholder long-term interests by creating a strong and direct link between executive pay and total shareholder return, and to enable executives to develop and maintain a significant, long-term stock ownership position in Bank RI's Common Stock. Annual grants of stock options reflect the executive's position with Bank RI and his or her contributions to Bank RI and are set at levels to be competitive with other comparable companies with similar performance. Options are granted at fair market value and generally have three to four year vesting schedules to encourage key employees to continue in the employ of Bank RI.

     Compensation of Chief Executive Officer. In January of 1998, Bank RI entered into a three-year employment agreement with Ms. Sherman which was amended July 1999. The employment agreement provides Ms. Sherman with a base salary, subject to annual adjustment, plus a cash bonus under Bank RI's cash bonus policy described above. Ms. Sherman's base salary was established at $253,600 based upon comparisons with comparable financial institutions. The Committee awarded a bonus of $126,800 with respect to 1999, representing approximately 100% of Ms. Sherman's maximum bonus opportunity. In 1999, Ms. Sherman also received options to acquire 23,700 shares of Common Stock.

     Conclusion. The Committee believes that the compensation program for executives is competitive and that the program effectively ties executive compensation to Bank RI's performance and resultant stock price performance.

                             COMPENSATION COMMITTEE

                       Frederick James Hodges -- Chairman
                Anthony F. Andrade                John R. Berger

     Notwithstanding anything to the contrary set forth in any of Bank RI's previous filings under the Exchange Act that might incorporate future filings, including this Proxy Statement, in whole or in part, the foregoing Compensation Committee Report on Executive Compensation and the following Performance Graph shall not be deemed incorporated by reference into any such filing.

                               PERFORMANCE GRAPH

     The following graph shows changes in the value of $100 invested at month-end when Bank RI was formed in March 1996 through December 31, 1999, in Bank RI's Common Stock, the S&P 500 Stock Index, and the Keefe, Bruyette & Woods, Inc. New England Bank Index. The investment values are based on share price appreciation plus dividends paid in cash, assuming that dividends were reinvested on the date on which they were paid. Prior to July 31, 1997, the Common Stock could be traded only in minimum blocks of 10,000 shares. There were no trades in the Common Stock prior to August 1997.
LINE GRAPH

                                                                                                             KBW NEW ENGLAND
                                                          BARI                    S&P 500 INDEX                BANK INDEX
                                                          ----                    -------------              ---------------
Mar 96                                                   100.00                      100.00                      100.00
Dec 96                                                   100.00                      116.65                      137.84
Dec 97                                                   110.00                      155.51                      237.97
Dec 98                                                   108.75                      199.86                      218.99
Dec 99                                                    99.74                      241.87                      194.35

     The Board of Directors and its Compensation Committee recognize that the market price of stock is influenced by many factors, only one of which is issuer performance. Bank RI's stock price may also be influenced by market perception Bank RI in particular and the financial services industry in general, economic conditions, fluctuating interest rates, and government regulation and supervision. The stock price performance shown in the graph is not necessarily indicative of future price performance.

                          TRANSACTIONS WITH MANAGEMENT

     Bank RI has extended loans to certain of its officers, directors, and principal shareholders, including their immediate families and affiliated companies ("related parties"). Loans outstanding to related parties aggregated $3.8 million at December 31, 1999. Loans to related parties are made in the ordinary course of business under normal credit terms, including interest rates and collateral, prevailing at the time of origination for comparable transactions with other persons, and do not represent more than normal credit risk.

     The law firm of Hinckley, Allen & Snyder LLP, of which Margaret D. Farrell (a director and Secretary of Bank RI) is a partner, provides legal services to Bank RI.

                                 PROPOSAL NO. 2

              RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     Upon recommendation of the Audit Committee of the Board of Directors, the Board has appointed KPMG LLP as independent auditors for the 2000 fiscal year and hereby requests shareholders to ratify such appointment.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT PUBLIC ACCOUNTANTS.

     Representatives of KPMG LLP will be present at the annual meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions from shareholders.

                                 PROPOSAL NO. 3

                 BANK HOLDING COMPANY REORGANIZATION AND MERGER
                     BETWEEN BANK RI AND BKRI INTERIM BANK

GENERAL

     Bank RI is asking its shareholders to consider and approve the plan of reorganization. Under the plan of reorganization, the business of Bank RI will be conducted as a wholly owned subsidiary of Bancorp. If the plan of reorganization is approved, the current shareholders of Bank RI will exchange their shares of Bank RI's Stock for shares of Bancorp's Stock on a one-for-one basis. For accounting purposes, the transaction will be accounted for in a manner similar to that of a pooling of interests whereby the assets and liabilities of the combining banks will be combined at their recorded amounts.

     The Board of Directors of Bank RI approved the plan of reorganization on January 25, 2000, and directed that the plan of reorganization be submitted to the shareholders of Bank RI. The Board of Directors of Bank RI recommends that the shareholders approve the plan of reorganization.

     The detailed terms and conditions of the reorganization are set forth in the plan of reorganization attached to this Proxy Statement/Prospectus as Annex
A. The statements made in this Proxy Statement/ Prospectus regarding the plan of reorganization are qualified in their entirety by the more detailed information appearing in the plan.

RECOMMENDATION OF DIRECTORS

     THE BOARD OF DIRECTORS OF BANK RI HAS APPROVED THE TERMS AND CONDITIONS OF THE PLAN OF REORGANIZATION. THE BOARD OF DIRECTORS OF BANK RI FURTHERMORE RECOMMENDS A VOTE FOR APPROVAL OF THE PLAN OF REORGANIZATION.

REASONS FOR THE REORGANIZATION: BENEFITS OF THE USE OF HOLDING COMPANY FORM TO THE SHAREHOLDERS OF BANK RI

     As stated above, the Board of Directors of Bank RI has approved the plan of reorganization and believes that the reorganization is in the best interests of Bank RI and its shareholders, and recommends that the shareholders vote in favor of approval of the plan of reorganization. Bank RI estimates the total costs associated with the holding company formation to be approximately $125,000.

     Bank RI desires to reorganize into a holding company structure pursuant to the Bank Holding Company Act of 1956, as amended. Bank RI believes that a holding company organizational framework will give it greater financial flexibility in the future. For example, a holding company would provide the structure necessary to enable Bank RI to issue trust-preferred securities and have them treated as Tier 1 equity capital. Trust-preferred securities, which have the usual characteristics of preferred equity, are issued by special purpose subsidiaries; the proceeds are then loaned to the parent company. The parent company's debt payments to the subsidiary fund the preferred payments to the subsidiary's investors. In October 1996, the

Federal Reserve Board announced that, if properly structured, these instruments qualify as Tier 1 equity capital for banks. As a result, these trust-preferred securities have become desirable for banks because, while they qualify as equity for regulatory purposes, they can be counted as debt for tax purposes, thus allowing the bank to write-off the interest expense against income. In contrast, a bank has to pay preferred dividends on regular preferred stock with after-tax profits.

     Neither Bank RI nor Bancorp has any present plans to issue trust-preferred securities. Management nevertheless believes it is in the best interest of Bank RI and its shareholders to put in place the capital structure to enable Bancorp to do so.

     Management and the Board of Directors of Bank RI believe that the formation of a bank holding company, under which Bank RI will operate, also will provide increased organizational and operational flexibility. Recent legislation has broadened the range of activities that a bank may engage in through directly held subsidiaries; see "Recent Legislation and Other Changes -- Recently Enacted Legislation"; and Bank RI under Rhode Island law, may organize separate financial activities into subsidiaries to the same extent permitted a federally chartered FDIC-insured deposit-taking institution. Nevertheless, the bank holding company structure will provide Bancorp with the opportunity, based on future facts and circumstances, to determine whether it would be more advantageous to conduct a given business activity or business line as a subsidiary of the bank or as a subsidiary of the holding company. Neither Bank RI nor Bancorp has any present plans to engage in any business activities or lines of business through non-bank subsidiaries of the holding company.

DESCRIPTION OF THE REORGANIZATION AND MERGER BETWEEN BANK RI AND BKRI INTERIM
BANK

     At the direction of the Board of Directors of Bank RI, management incorporated Bancorp for the purpose of becoming a bank holding company under the laws of the State of Rhode Island. BKRI Interim Bank, which is wholly owned by Bancorp was also organized as a Rhode Island financial institution. The reorganization will be accomplished by merging Bank RI with BKRI Interim Bank pursuant to the terms of the plan of reorganization. Upon completion of the reorganization, Bank RI will be the surviving entity and the name will remain Bank RI. Upon the effective date of the reorganization, the shares of capital stock of the respective parties to the plan of reorganization shall be converted as follows:

     - Each share of Bank RI's outstanding Stock shall be converted into an equal number of shares of Bancorp's Stock. Shareholders of Bank RI will be entitled to exchange their present share certificates for new certificates evidencing shares of Bancorp's Stock. Until so exchanged, the certificates for shares of Bank RI's Stock after the reorganization shall be deemed to represent shares of Bancorp's Stock. Options to purchase shares of Bank RI's Stock shall be assumed by Bancorp with the same terms and conditions and for the same number of shares of Bancorp's Stock.

     - The shares of stock of BKRI Interim Bank outstanding immediately prior to the reorganization will be converted into an equal number of shares of the surviving bank and be owned by Bancorp.

     - The shareholders of Bank RI will become shareholders of Bancorp. There are no anticipated changes in Bank RI's shareholders' relative equity ownership interest in Bank RI's assets. As shareholders of the Bancorp, Bank RI's shareholders will have essentially the same rights to govern that corporation's activities as they have with respect to Bank RI. However, as shareholders of Bancorp they will not be entitled to vote on matters requiring the approval of Bank RI's shareholders as Bancorp will own 100 percent of Bank RI. Shareholders of Bancorp will be entitled to vote on those matters affecting Bancorp. A discussion of those rights is contained in the section entitled, "Comparison of Bank RI and Bancorp:
       Analysis of Capital Structure and Management."

     - Bancorp will adopt the Bank RI 1996 Incentive and Nonqualified Stock Option Plan (the "1996 Option Plan") and the Non-Employee Director Plan (the "Director Plan") which will automatically, and without further action on the part of the shareholders, become the stock option plans of Bancorp. All options previously granted will become an equal number of options to purchase shares of Bancorp Common Stock instead of shares of Bank RI Common Stock. The Board of Directors of Bancorp may grant further options to purchase Bancorp Common Stock under the 1996 Option Plan and directors of Bancorp will continue to receive automatic grants of options to purchase Bancorp Common Stock under the Director Plan, in accordance with the terms of such plans.

     Upon the completion of the reorganization, the existing directors of Bank RI will serve as the directors of both the surviving bank and Bancorp. The surviving bank will operate under the Agreement to Form of Bank RI. The following 12 persons who currently serve as directors of Bank RI, are expected to serve as directors of the surviving bank after the reorganization:

    CLASS I DIRECTORS(1)*             CLASS II DIRECTORS             CLASS III DIRECTORS
     (TERM EXPIRING 2003)            (TERM EXPIRING 2001)            (TERM EXPIRING 2002)
    ---------------------            --------------------            --------------------
 Frederick James Hodges, Jr.            John R. Berger                Anthony F. Andrade
       Donald J. Reaves                Karl F. Ericson                 Malcolm G. Chace
      Cheryl L. Watkins              Margaret D. Farrell           Ernest J. Chornyei, Jr.
         John A. Yena                 Mark R. Feinstein               Merrill W. Sherman

---------------
* Assumes that the nominees for Class I directors nominated as set forth herein are elected to serve their respective terms.

RATIFICATION AND APPROVAL OF THE PLAN OF REORGANIZATION: EFFECTIVE DATE

     Approvals of applications in connection with the proposed reorganization must be obtained from the Board of Governors of the Federal Reserve, FDIC and the Rhode Island Department of Business Regulation. Applications for the necessary approvals have been made, and are now pending before those regulatory agencies. If any of the above regulatory agencies should fail to give the required approval for this transaction within a reasonable time, the Board of Directors of Bank RI reserves the right, in its sole discretion, to terminate and cancel the plan of reorganization. It is presently contemplated that, assuming shareholder approval of the plan of reorganization, the reorganization will become effective during fiscal 2000.

     Completion of the reorganization between Bank RI and BKRI Interim Bank is conditioned upon obtaining the required shareholder and regulatory approvals. Approval of the reorganization by Bank RI's shareholders requires the affirmative vote of the holders of not less than a majority of the outstanding shares of Bank RI's Common Stock and Non-Voting Common Stock, each voting as a separate class. The directors of Bank RI, BKRI Interim Bank and Bancorp have approved the plan of reorganization. However, if any action, suit, or proceeding should be threatened or instituted with respect to the proposed reorganization or if the directors of Bank RI determine in their discretion that the transaction is not in the best interests of Bank RI, then the Board of Directors of Bank RI reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date.

     If the shareholders of Bank RI should fail to approve the plan of reorganization, or if the transaction is otherwise terminated as provided above, then the business of Bank RI shall continue to operate under the ownership of its existing shareholders as it has prior to the adoption of the plan of reorganization.

     It is estimated at this time that the total expenses of the reorganization are approximately $125,000 and these expenses will be borne by Bancorp.

     Should the plan of reorganization be terminated or canceled for any of the reasons set forth above or in the attached plan, such termination or cancellation will not result in any liability on the part Bank RI, Bancorp, BKRI Interim Bank or any of their respective directors, officers, employees, agents or shareholders.

NO DISSENTING SHAREHOLDER RIGHTS

     Rhode Island state law does not provide for exercise of dissenters' rights by Bank RI shareholders in the context of the reorganization.

ACCOUNTING TREATMENT

     The reorganization will be accounted for in a manner substantially similar to a pooling of interests. Costs incurred in the reorganization will be expensed as organizational costs of Bancorp.

FEDERAL AND RHODE ISLAND INCOME TAX CONSEQUENCES

     The plan of reorganization has been structured to qualify the reorganization as a tax free reorganization under Section 368(a)(1)(A) and
Section 368(a)(2)(D) of the Code. The Board of Directors of Bank RI has reserved the right to terminate the plan of reorganization if, in the opinion of its counsel, the nontaxability of the reorganization is not assured.

     A tax-free reorganization will have the following federal and Rhode Island income tax consequences:

     - No gain or loss will be recognized by Bank RI or any of the other parties to the reorganization as a result of the reorganization.

     - No gain or loss will be recognized by the shareholders of Bank RI, upon the exchange of their shares of Bank RI's Stock solely for shares of Bancorp's Stock.

     - The basis and holding periods of the assets exchanged between the parties to the reorganization shall remain the same as those prior to the reorganization.

     - The basis of the shares of Bancorp's Stock to be received by shareholders of Bank RI will be the same as the basis of the shares of Bank RI's Stock surrendered in exchange therefor.

     - The holding period of the shares of Bancorp's Stock to be received by shareholders of Bank RI will include the holding period of the shares of Bank RI's Stock surrendered in exchange therefor, provided that such stock is held as a capital asset on the date of the completion of the reorganization.

     Management cannot advise individual shareholders and prospective shareholders of the proper tax consequences or suggest the methods of reporting the reorganization. Each shareholder or prospective shareholder is advised to contact his or her accountant or tax counsel with respect to the reorganization and the means of reporting the transaction as well as regarding the state (other than Rhode Island) and local tax consequences which may or may not parallel the federal and Rhode Island income tax consequences.

                       COMPARISON OF BANK RI AND BANCORP
                  ANALYSIS OF CAPITAL STRUCTURE AND MANAGEMENT

     Upon completion of the reorganization shareholders will recognize almost no difference in the structure or capitalization from prior to the reorganization. Other than a change in the par value from $1.00 per share to $0.01 per share for both Common Stock and Non-Voting Common Stock, there will be little difference in the authorized capitalization, voting, dividend, liquidation or preemptive rights of capital stock. The current executive management of Bank RI will remain the executive management of both Bank RI and Bancorp.

     Bank RI currently has in place certain procedures that are designed to protect Bank RI from an unsolicited takeover. Principal among these is Bank RI's classified board, which generally prevents more than one-third of the directors from being subject to election in any given year. In addition, the board has the right to designate and issue, without shareholder approval preferred stock, with such rights and preferences as it sees fit. Finally, Bank RI is subject to certain restrictions on business combinations with certain principal shareholders, which makes it more difficult to effect a hostile takeover. Each of these anti-takeover provisions will be in effect for Bancorp after the reorganization. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the replacement of the current Board of Directors of Bancorp more difficult.

AUTHORIZED AND OUTSTANDING STOCK

     Bank RI currently has an authorized capitalization of 7,000,000 shares of Common Stock, $1.00 par value per share, 3,000,000 shares of Non-Voting Common Stock, $1.00 per share and 1,000,000 shares of Preferred Stock, $10.00 par value per share. Of these authorized capital shares, 3,448,550 shares of Bank RI's Common Stock and 280,000 shares of Bank RI's Non-Voting Common Stock, were issued and outstanding as of March 31, 2000. In addition, as of such date, 376,450 shares of Bank RI's Common Stock were reserved for issuance upon exercise of options pursuant to the 1996 Option Plan and 40,000 shares of Bank RI Common Stock were reserved for issuance upon exercise of options pursuant to the Director Plan. Finally, Fleet Financial Group, Inc. holds a warrant to purchase 136,315 shares of Common Stock at $10.00 per share. The warrant is currently exercisable and will terminate on March 22, 2006. The warrant contains standard anti-dilution provisions. Bank RI has reserved shares necessary to issue upon exercise of this warrant.

     Bancorp has an authorized capitalization of 10,000,000 shares of Common Stock, $0.01 par value per share, 1,000,000 shares of Non-Voting Common Stock, $0.01 par value per share and 1,000,000 shares of Preferred Stock, $.01 par value per share. Upon completion of the reorganization, there will be 3,448,550 shares of Bancorp's Common Stock and 280,000 shares of Bancorp's Non-Voting Common Stock issued and outstanding. In addition, existing options to purchase 323,250 shares of Bank RI Common Stock will become, without the need for any action on the part of the option holders, options to purchase the same number of shares of Bancorp Common Stock on the same terms and conditions as those set forth the in the applicable option award agreement. Bancorp's board of directors will take all necessary action to reserve for issuance a sufficient number of shares of Bancorp Common Stock to issue shares upon exercise of all existing outstanding Bank RI options.

     Voting Rights. All voting rights are vested in the holders of Bank RI Common Stock with each share being entitled to one vote. Holders of Bank RI Non-Voting Common Stock have no voting rights except as required by Rhode Island law. Shares of both Bank RI and Bancorp Non-Voting Common Stock are convertible into Common Stock on a one-for-one basis.

     Dividend Rights. Holders of Bank RI Stock are entitled to dividends legally available therefor, when and as declared by Bank RI's Board of Directors. Holders of Bancorp Stock will be entitled to dividends legally available therefor, when and as declared by Bancorp's board of directors. The Bancorp board of directors intends to continue Bank RI's current dividend policy. However, inasmuch as Bancorp's sole source of revenue will be dividends from Bank RI the ability of Bancorp's board of directors to declare dividends will depend upon the receipt of dividends from Bank RI. See "Price Range and Dividends of Bank RI's Common Stock."

     The ability of Bancorp to obtain funds for the payment of dividends and for other cash requirements will be dependent on the amount of dividends that may be declared by Bank RI. Rhode Island law contains no separate provisions governing the payment of dividends by state-chartered banks, however, such Rhode Island banks are subject to the Rhode Island Business Corporation Act (the "RIBCA"). Under the RIBCA, a corporation may not pay dividends when it is insolvent or when the payment of dividends would render the corporation insolvent. Further, no distribution may be made if, after such distribution the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders (if the corporation were to be dissolved at the time of the distribution) whose preferential rights are superior to those receiving the distribution.

     State-chartered banks' ability to pay dividends also may be affected by capital adequacy guidelines of the FDIC.

     The ability of Bancorp to pay dividends also is governed by the RIBCA. In addition, the Federal Reserve's policy statement governing the payment of cash dividends provides that a bank holding company should not pay cash dividends on Common Stock unless (i) the organization's net income for the past year is sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. Bancorp intends to comply with this Federal Reserve policy.

     Also, regulatory authorities may prohibit banks and bank holding companies from paying dividends if payment of dividends would constitute an unsafe and unsound banking practice.

     Assessment of Shares. Shares of Bank RI are not subject to assessment and shares of Bancorp also will not be subject to assessment.

     Liquidation Rights. The holders of Bank RI Stock are entitled to share equally in Bank RI's assets legally available for distribution in the event of liquidation or dissolution, subject to the rights of any senior security issued by Bank RI. Similarly, holders of Bancorp Stock will have a pro rata right to participate in the Bancorp's assets legally available for distribution in the event of liquidation or dissolution, subject to the rights of any senior security issued by Bancorp.

     Preemptive Rights. The holders of Bank RI's Stock do not have preemptive rights to subscribe to any additional shares of Bank RI's Stock being issued. The holders of Bancorp Stock also do not have preemptive rights to subscribe to any additional shares of Bancorp's Stock being issued. Therefore, shares of Bancorp's Stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of Bancorp's board of directors, and, subject to limitations imposed by Nasdaq, such other securities may have rights that are senior to those of the shares of Bancorp's Stock.

DIRECTORS

     Bank RI's By-laws authorize its Board of Directors or shareholders to designate the number of directors at any number from 5 to 15 with certain limitations, and Bancorp's By-laws authorize its board of directors or shareholders to designate the number of directors at any number from 5 to 15. There are no current plans to change the size of Bancorp's board of directors from 12. Bank RI maintains a board of directors divided into three classes. Each class of directors serves for a term of three years ending on successive years such that only one class of directors is elected at each annual meeting. Bancorp's board of directors similarly has three designated classes with each class serving successive three-year terms. At Bancorp's organizational meeting of shareholders, Bank RI's current directors were elected to their respective director class of Bancorp's board of directors

CORPORATE OPERATION AND MANAGEMENT

     The Agreement to Form and By-laws of Bank RI and the Articles of Incorporation and By-laws of Bancorp are substantially similar in all material provisions, except with respect to provisions in Bank RI's Agreement to Form and By-laws required by Rhode Island banking laws and applicable only to Rhode Island financial institutions or FDIC-insured depository institutions.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

     Bank RI's Agreement to Form provides that its directors and officers shall not be liable to Bank RI or its respective shareholders for monetary damages for breach of duty as a director or officer, except to the extent that exculpation from liability is not permitted under the General Laws of Rhode Island as in effect at the time such liability is determined. This provision limits the rights of Bank RI and the shareholders (in a derivative suit filed on behalf of Bank RI) to recover monetary damages against a director for breach of the fiduciary duty of care owed by the director to Bank RI and its shareholders. The director's or officer's liability cannot be limited under Rhode Island law, however, for (a) breach of the director's duty of loyalty to Bank RI or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and

(d) for any transaction through which the director derived improper personal benefit. In addition, the limitation of liability does not prevent Bank RI or its shareholders from seeking non-monetary relief against the director breaching his duty of care. Bancorp's Articles of Incorporation contain identical provisions limiting the liability of directors and officers.

                              BUSINESS OF BANK RI

GENERAL

     Bank RI is an FDIC-insured commercial bank chartered as a financial institution in the State of Rhode Island. Headquartered in Providence, Rhode Island, Bank RI conducts business through 13 full service branches, with nine located in Providence County and four located in Kent County. Based on total assets as of December 31, 1999, Bank RI is the fifth largest bank in Rhode Island and the only mid-sized commercial bank in the greater Providence and Warwick, Rhode Island areas. Bank RI was formed as a result of the acquisition of certain assets and liabilities divested in connection with the merger of Fleet Financial Group, Inc. ("Fleet") and Shawmut National Corporation (the "Shawmut Franchise Acquisition"). From March 22, 1996, when it commenced operations, to December 31, 1999, Bank RI's total assets have grown from $465.0 million to $632.0 million, while its deposits have increased from $421.1 million to $513.4 million and total shareholders' equity has increased from $42.7 million to $47.7 million.

     Bank RI provides a community banking alternative in the greater Providence market which is dominated by three large regional banking institutions. Bank RI offers a wide variety of deposit products, nondeposit investment products, commercial, residential and consumer loans, and other traditional banking products and services, designed to meet the needs of small and middle market businesses and individuals. As a full service community bank, Bank RI seeks to differentiate itself from its competitors through superior personal service, responsiveness and local decision-making.

     Bank RI's wholly-owned subsidiary, BRI Investment Corp., a Rhode Island corporation, engages in the maintenance and management of intangible investments and the collection and distribution of the income from such investments.

LENDING ACTIVITIES

     General. In the Shawmut Franchise Acquisition, Bank RI acquired $85.4 million of commercial loans and $32.1 million of consumer loans which were in-market loans largely associated with the acquired branches. To provide sufficient assets to operate profitably, Bank RI also purchased $276.4 million of residential mortgage loans, resulting in an asset mix more characteristic of a thrift institution than that of a commercial bank. Bank RI's business strategy is to grow its commercial loan portfolio and to allow the residential mortgage loan portfolio to decline gradually as Bank RI is able to replace residential mortgage loans with higher yielding, good quality commercial loans. Bank RI has allocated substantial resources to its commercial lending function to facilitate and promote such growth and seeks to maintain a staffing level greater than necessary to service the existing portfolio. The commercial lending department is comprised of the following positions: eleven officer and eleven support positions. From March 22, 1996, when Bank RI commenced operations, until December 31, 1999, commercial loan outstandings have increased by $89.1 million, or 104.3%, to $174.5 million from $85.4 million.

     Bank RI offers a variety of loan facilities to serve both commercial and consumer borrowers primarily within the State of Rhode Island and nearby areas of Massachusetts. Commercial and industrial loan products include revolving lines of credit and term loans offered at fixed and variable rates. Bank RI's real estate lending activities include originating loans secured by commercial, multi-family (five or more units) and one-to four-family properties and purchasing loans secured by one- to four-family properties. Loans are made on existing properties and, to a lesser extent, on properties under construction. Bank RI satisfies a variety of consumer credit needs by providing home equity term loans, home equity lines of credit, direct automobile loans, savings secured loans and personal loans, in addition to residential mortgage loans.

     Bank RI has tiered lending authorities. Loan commitments up to $1.0 million per customer may be approved by the Chief Lending Officer. All extensions of credit of $1.0 million or more (up to Bank RI's in-house lending limit) per customer require the approval of the Credit Committee, which consists of members of Bank RI's senior management and one outside director. Certain senior officers have loan approval authority for lesser amounts. The department heads of Business Lending, Commercial Real Estate Lending and Retail Lending have loan approval authority up to $500,000 per customer. The department head of Small Business Lending has loan approval authority up to $250,000 per customer.

     Bank RI issues loan commitments to prospective borrowers subject to various conditions. Commitments generally are issued in conjunction with commercial loans and residential mortgage loans and typically are for periods up to 90 days. The proportion of the total value of commitments derived from any particular category of loan varies from time to time and depends upon market conditions. At December 31, 1999, Bank RI had $12.4 million of aggregate loan commitments outstanding to originate a variety of loans.

     Commercial Real Estate and Multi-Family Loans. Bank RI originates loans secured by mortgages on owner-occupied and nonowner-occupied commercial and multi-family residential properties. At December 31, 1999, owner-occupied commercial real estate loans totaled $34.0 million, or 7.4% of Bank RI's total loan portfolio. Many of these customers have other commercial borrowing relationships with Bank RI, as Bank RI finances their other business needs. Nonowner-occupied commercial real estate loans totaled $56.2 million, or 12.2% of Bank RI's total loan portfolio, and multi-family residential loans totaled $16.3 million, or 3.5% of Bank RI's total loan portfolio. The majority of these real estate secured loans are originated on a three-, or five-year adjustable rate basis. Interest rates typically charged on these loans are higher than those charged on adjustable rate loans secured by one- to four-family residential units. Additionally, origination fees may be charged on these loans.

     Bank RI's underwriting practices for commercial real estate and multi-family residential loans are intended to ensure that the property securing these loans will generate a positive cash flow after operating expenses and debt service payments. Bank RI requires appraisals before making a loan and generally requires the personal guarantee of the borrower. Permanent loans on commercial real estate and multi-family properties generally are made at a loan-to-value ratio of no more than 80%.

     Loans secured by nonowner-occupied commercial real estate and multi-family properties involve greater risks than owner-occupied properties because repayment generally depends on the rental income generated by the property. In addition, because the payment experience on loans secured by nonowner-occupied properties is often dependent on successful operation and management of the property, repayment of the loan is usually more subject to adverse conditions in the real estate market or the general economy than is the case with owner-occupied real estate loans. Also, the nonowner-occupied commercial real estate and multi-family residential business is cyclical and subject to downturns, over-building and local economic conditions.

     Construction Loans. Bank RI originates residential construction loans to individuals and professional builders to construct one- to four-family residential units, either as primary residences or for resale. Bank RI also makes construction loans for the purpose of constructing multi-family or commercial properties. At December 31, 1999, outstanding construction loans totaled $6.4 million, or 1.4% of Bank RI's total loan portfolio. Currently, Bank RI offers interest-only construction loans during the construction period.

     Bank RI's underwriting practices for construction loans are similar to those for commercial real estate loans, but they also are intended to ensure completion of the project and take into account the feasibility of the project, among other things. As a matter of practice, Bank RI generally lends an amount sufficient to pay a percentage of the property's acquisition costs and a majority of the construction costs but requires that the borrower have equity in the project. Property appraisals, and generally the personal guarantee of the borrower, are required, as is the case with commercial real estate loans.

     The risks associated with construction lending are greater than those with commercial real estate lending and multi-family lending on existing properties for a variety of reasons. Bank RI seeks to minimize these risks by, among other things, often using the services of a consulting engineer for commercial construction loans, advancing money only as the project is completed and generally lending for construction of properties within its market area to borrowers who are experienced in the type of construction for which the loan is made, as well as by adhering to the lending standards described above. In addition, Bank RI does not usually lend to fund the construction of property being built for speculative purposes.

     Commercial and Industrial Loans. Bank RI originates non-real estate commercial loans that, in most instances, are secured by equipment, accounts receivable or inventory, as well as the personal guarantees of the principal owners of the borrower. Unlike many community banks, Bank RI is able to offer asset-based commercial loan facilities that monitor advances against receivables and inventories on a formula basis. A number of commercial and industrial loans are granted in conjunction with the Small Business Administration's ("SBA") loan programs and include some form of SBA credit enhancement. Commercial lending activities are supported by noncredit products and services, such as letters of credit and cash management services, responsive to the needs of Bank RI's commercial customers.

     Approximately 90% of businesses in Bank RI's market are small to mid-sized (fewer than 50 employees). Bank RI believes the financing needs of these businesses generally match Bank RI's lending profile and that Bank RI's branches are well positioned to generate loans from this customer base. At December 31, 1999, commercial and industrial loans (including leases) totaled $48.6 million, or 10.6% of Bank RI's total loan portfolio. Generally, commercial and industrial loans are granted at higher rates than residential mortgage loans, with relatively short-term maturities, or are at adjustable rates without interest rate caps.

     Unlike residential and commercial real estate loans, which generally are based on the borrower's ability to make repayment from employment and rental income and which are secured by real property whose value tends to be relatively easily ascertainable, commercial and industrial loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the business and are generally secured by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial and industrial loans may be significantly dependent on the success of the business itself. Further, the collateral securing the loans may be difficult to value, fluctuate in value based on the success of the business and deteriorate over time.

     Small Business Loans. Bank RI originates loans of $250,000 or less to small business customers through Bank RI's branch network. These loans are generally secured by the assets of the business, as well as the personal guarantees of the principal owners of the borrower. A number of these loans are granted in conjunction with the SBA's Low-Doc loan program and include some form of SBA credit enhancement. At December 31, 1999, small business loans totaled $13.3 million, or 2.9% of Bank RI's total loan portfolio. Generally, small business loans are granted at higher rates than commercial and industrial loans. These loans have relatively short-term maturities or are at adjustable rates without interest rate caps.

     Bank RI's underwriting practices for small business loans are designed to provide quick turn-around and minimize the fees and expenses to the customer. Accordingly, Bank RI utilizes a credit scoring process to assist in evaluating potential borrowers. In many cases traditional underwriting practices, similar to those for commercial and industrial loans, are also employed to provide a more balanced and judgmentally-based credit decision. Bank RI distinguishes itself from larger financial institutions by providing personalized service through a loan officer (usually a branch manager) assigned to the customer relationships. Lending to small businesses may involve additional risks as a result of their more limited financial resources and more niche-based operations.

     Residential Mortgage Loans. Bank RI's one- to four-family residential mortgage loan portfolio consists primarily of whole loans purchased from other financial institutions. Currently, Bank RI purchases new ARM whole loans from other financial institutions in New England. Servicing rights related to Bank RI's whole loan mortgage portfolio are retained by the mortgage servicing companies. Bank RI pays a servicing fee from .25% to .375% to the mortgage servicing companies for administration of the loan portfolios. Some of the loans purchased subsequent to the formation of Bank RI were originated outside of New England. As of December 31, 1999, approximately 14.5% of Bank RI's residential mortgage loan portfolio consisted of loans originated outside of New England.

     Additionally, but to a lesser extent, Bank RI originates ARMs for its own portfolio. Bank RI also originates fixed rate mortgage loans and sells these mortgages to its correspondents at the time of the loan's closing. While Bank RI anticipates that its residential mortgage loan portfolio will decline over time as it focuses its resources on commercial lending, Bank RI plans to increase its own origination of one- to four-family residential mortgage loans, primarily in its market area. Such activity would decrease Bank RI's need to purchase residential mortgage loans in order to enhance profitability while it increases its commercial loan portfolio, as well as facilitate overall growth of customer relationships.

     At December 31, 1999, one- to four-family residential mortgage loans totaled $237.3 million, or 51.7% of Bank RI's total loan portfolio. The fixed rate portion of this portfolio totaled $39.0 million and had original maturities of 15 and 30 years. The adjustable rate portion of this portfolio totaled $196.9 million and had original maturities of 30 years. Interest rates on adjustable rate loans are set for an initial period of either one, three, five, seven or ten years with annual adjustments for the remainder of the loan. These loans have periodic rate adjustment caps of primarily 2% and lifetime rate adjustment caps of either 5% or 6%. There are no prepayment penalties for Bank RI's one- to four-family residential mortgage loans.

     Although adjustable rate mortgage loans allow Bank RI to increase the sensitivity of its assets to changes in market interest rates, the terms of such loans include limitations on upward and downward rate adjustments. These limitations increase the likelihood of prepayments due to refinancings during periods of falling interest rates, particularly if rate adjustment caps keep the loan rate above market rates. Additionally, these limitations could keep the market value of the portfolio below market during periods of rising interest rates, particularly if rate adjustment caps keep the loan rate below market rates.

     Consumer and Other Loans. Bank RI originates a variety of term loans and line of credit loans for consumers. At December 31, 1999, Bank RI's consumer loan portfolio totaled $47.1 million, or 10.3% of Bank RI's total loan portfolio, and is comprised primarily of home equity term loans and home equity lines of credit. These loans and lines of credit are generally offered for up to 80% of the appraised value of the borrower's home, less the amount of the remaining balance of the borrower's first mortgage. Bank RI also offers direct automobile loans, savings secured loans and personal loans.

INVESTMENT ACTIVITIES

     Investments, an important component of Bank RI's diversified asset structure, are a source of earnings in the form of interest and dividends, and provide a source of liquidity to meet lending demands and fluctuations in deposit flows. Overall, the portfolio, comprised of U.S. Treasury and federal agency securities, mortgage-backed securities, Federal Home Loan Bank of Boston ("FHLB") stock and federal funds sold, represents 21.5% of total assets, or $135.9 million, as of December 31, 1999.

     Loans receivable generally provide a better return than investments, and accordingly, the Bank seeks to emphasize the generation of loans, rather than increasing its investment portfolio. Bank RI's investments are managed by its Chief Financial Officer, subject to the supervision and review of Bank RI's Asset/Liability Committee and in compliance with the Investment Policy established by Bank RI's Board of Directors.

     Overall, investments produced total interest and dividend income of $8.4 million, or 20.1% of total interest and dividend income, in 1999 and $6.9 million, or 17.2% of total interest and dividend income, during 1998.

DEPOSITS

     Deposits are Bank RI's principal source of funds for use in lending and for other general business purposes. Bank RI attracts deposits from businesses and the general public by offering a variety of deposit products ranging in maturity from demand-type accounts to certificates of deposit with maturities of up to ten years. Bank RI relies mainly on quality customer service and diversified products, as well as competitive pricing policies and advertising, to attract and retain deposits. Bank RI emphasizes retail deposits obtained locally in contrast to wholesale deposits obtained from national or regional deposit brokers.

     Bank RI seeks to develop relationships with its customers so as to be their primary bank. In order to achieve this, Bank RI has stressed growing its "core" account base, namely its checking and savings accounts. While Bank RI prices certificate of deposit accounts competitively, and from time to time will run special offers, Bank RI does not ordinarily solicit high cost certificates of deposit.

     Bank RI generally charges early withdrawal penalties on its certificates of deposit in an amount equal to three months' interest on accounts with original maturities of one year or less and six months' interest on accounts with original maturities longer than one year. Interest credited to an account during any term may be withdrawn without penalty at any time during the term. Upon renewal of a certificate of deposit, only interest credited during the renewal term may be withdrawn without penalty during the renewal term. Bank RI's withdrawal penalties are intended to offset the potentially adverse effects of the withdrawal of funds during periods of rising interest rates.

     As a general policy, Bank RI systematically reviews the deposit accounts it offers to determine whether the accounts continue to meet customers' needs and Bank RI's asset/liability management goals. This review is the responsibility of Bank RI's Pricing Committee which meets weekly to determine, implement and monitor pricing policies and practices consistent with Bank RI's overall earnings and growth goals. The Pricing Committee analyzes the cost of funds and also reviews all sources of fee income.

     Bank RI also derives funds from loan repayments, sales of investment securities, and FHLB and other borrowings. Loan repayments and deposit inflows and outflows, are significantly influenced by prevailing interest rates, competition and general economic conditions. Borrowings may be used on a short-term basis to compensate for reductions in normal sources of funds, or on a longer term basis to support expanded lending activities.

NONDEPOSIT INVESTMENT PRODUCTS AND SERVICES

     In October 1997, Bank RI introduced a nondeposit investment program through which it makes available to its customers a variety of mutual funds and fixed and variable annuities. These investment products are offered through an arrangement with Essex Corporation, the largest and oldest national wholesaler of mutual funds and annuities. In addition, during 1998, Bank RI began offering trust services through a referral arrangement with a well-known, local, trust company.

EMPLOYEES

     At December 31, 1999, Bank RI had 146 full-time and 41 part-time employees. Bank RI's employees are not represented by any collective bargaining unit, and Bank RI believes its employee relations are good. Bank RI maintains a benefit program which includes health and dental insurance, life and long-term disability insurance and a 401(k) plan.

COMPETITION AND MARKETPLACE

     Bank RI is headquartered in Providence, Rhode Island, operating in Providence and Kent counties. Bank RI faces significant competition both in making loans and generating deposits. In the past, Bank RI's most direct competition has come from three large regional banks which have dominated the Rhode Island market. These regional banks are well-established and have substantially greater financial resources than Bank RI, which have enabled them to market their products and services extensively, offer access to a greater number of locations and products, and price competitively. Currently, two of these three regional banks (Fleet Bank and BankBoston) are in the process of merging. This will leave the surviving bank (FleetBoston) in an even more dominant position in New England. As a result of the divestitures required by this merger, an out-of-market institution (Sovereign Bancorp) will be entering the Rhode Island market as its third largest institution. At this time it is difficult to predict the exact effect on competition that Sovereign's entrance to this marketplace will have. In addition, Bank RI faces competition for loans from out-of-state financial institutions which have established loan production offices as well as from non-bank competitors. Competition for deposits also comes from short-term money market funds, other corporation and government securities funds and other non-bank financial institutions such as brokerage firms and insurance companies. Many of Bank RI's non-bank competitors are not subject to the same degree of regulation as that imposed on federally insured state chartered banks. As a result, such non-bank competitors have advantages over Bank RI in providing certain services.

     The population in Bank RI's market area is not growing and economic growth in the Rhode Island area has been slow to moderate over the past several years, lagging behind other parts of New England and the United States. Accordingly, Bank RI's future growth depends largely upon its ability to increase its market penetration. Moreover, economic conditions beyond Bank RI's control may have a significant impact on Bank RI's operations. Examples of such conditions include the strength of credit demand by customers and changes in the general levels of interest rates. Furthermore, Bank RI's commercial and consumer lending activities are conducted principally in Rhode Island and, to a lesser extent, Southeastern Massachusetts. Its borrowers' ability to honor their repayment commitments is generally dependent upon the level of economic activity and general health of the regional economy, and any economic recession in Bank RI's market area adversely affecting growth could cause significant increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital.

PROPERTIES

     Bank RI presently has a network of 13 offices located in Providence and Kent counties. Six of these office facilities are owned and seven are leased. Facilities are generally leased for a period of one to ten years with renewal options. The termination of any short-term lease would not have a material adverse effect on the operations of Bank RI. Bank RI is currently renovating 3,500 square feet of office space at 2975 West Shore Road, Warwick, which will become a full service branch and is scheduled to open in April 2000. Bank RI has also announced that it will be consolidating its Coventry and Centerville Road offices in April 2000. In connection with this consolidation, Bank RI will be vacating approximately 2,600 square feet at 17 Coventry Shoppers Park, presently utilized as a branch office, and will be establishing a full service drive-up ATM kiosk at that location. The offices of Bank RI are in good physical condition and are considered adequate to meet the banking needs of its customers.

     The following are the locations of Bank RI's offices:

                                                   SIZE         YEAR OPENED     OWNED OR           LEASE
LOCATION                                       (SQUARE FEET)    OR ACQUIRED      LEASED       EXPIRATION DATE
--------                                       -------------    -----------    -----------    ---------------
17 Coventry Shoppers Park, Coventry, RI(a)...      2,600           1996        Leased           4/30/00
1047 Park Avenue, Cranston, RI...............      4,700           1996        Owned             N.A.
383 Atwood Avenue, Cranston, RI..............      4,700           1996        Owned             N.A.
999 South Broadway, East Providence, RI......     10,500           1996        Owned             N.A.
195 Taunton Avenue, East Providence, RI......      3,100           1996        Leased           2/28/03
1440 Hartford Avenue, Johnston, RI...........      4,700           1996        Land Leased     12/31/02
One Turks Head Place, Providence, RI
  (branch)...................................      5,000           1996        Leased           4/30/09
One Turks Head Place, Providence, RI
  (offices)..................................     14,900           1999        Leased           6/30/09
165 Pitman Street, Providence, RI............      3,300           1998        Leased          10/18/08
445 Putnam Pike, Smithfield, RI..............      3,500           1996        Leased           7/31/09
1062 Centerville Road, Warwick, RI...........      2,600           1996        Owned             N.A.
1300 Warwick Avenue, Warwick, RI.............      4,200           1996        Leased           6/30/04
233 Lambert Lind Highway, Warwick, RI........      4,800           1996        Leased           7/31/00
2975 West Shore Road, Warwick, RI(b).........      3,500           2000        Leased           3/31/10
1175 Cumberland Hill Road, Woonsocket, RI....      3,100           1998        Owned             N.A.

---------------
(a) Coventry office being replaced by a full service ATM (scheduled for April
    2000).

(b) West Shore Road office scheduled for opening April 2000.

LEGAL PROCEEDINGS

     There are no legal proceedings other than ordinary routine litigation incidental to Bank RI's business pending against Bank RI to which Bank RI is a party or of which any of its property is subject.

                            OPERATIONS UNDER BANCORP

ORGANIZATION

     Bancorp was organized and incorporated under the laws of the State of Rhode Island on February 15, 2000 at the direction of the Board of Directors of Bank RI for the purpose of becoming a bank holding company to acquire all of the outstanding capital stock of Bank RI. The principal location of Bancorp and its operations will be at the head office of Bank RI located at One Turks Head Place, Providence, Rhode Island 02903.

MANAGEMENT AND DIRECTORS OF BANCORP

     The present board of directors of Bancorp is composed of 12 directors, and consists of the following individuals:

CLASS I DIRECTORS             CLASS II DIRECTORS     CLASS III DIRECTORS
(TERM EXPIRING 2003)         (TERM EXPIRING 2001)   (TERM EXPIRING 2002)

Frederick James Hodges, Jr.  John R. Berger        Anthony F. Andrade
Donald J. Reaves             Karl F. Ericson       Malcolm G. Chace
Cheryl L. Watkins            Margaret D. Farrell   Ernest J. Chornyei, Jr.
John A. Yena                 Mark R. Feinstein     Merrill W. Sherman

     Upon completion of the reorganization, the business of Bank RI will be conducted as a subsidiary of Bancorp, and will be carried on with the same officers, personnel, property and name as before the transaction. Bancorp does not currently expect to pay its executive officers any amounts in addition to the amounts they receive as executive officers of Bank RI.

     Bancorp's Class II directors shall serve until their successors have been duly elected and qualified at Bancorp's next annual meeting of shareholders which will be held in May 2001. Bancorp's Class III and Class I directors shall serve until their successors have been duly elected and qualified at Bancorp's 2002 and 2003 annual meetings, respectively.

                     SUPERVISION AND REGULATION OF BANCORP

     Upon completion of the reorganization, Bancorp will become a bank holding company within the meaning of Bank Holding Company Act, and will become subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). A notice application for prior approval to become a bank holding company has been filed by Bancorp with the Federal Reserve pursuant to the Bank Holding Company Act.

     As a bank holding company, Bancorp will be required to register with the Federal Reserve within 180 days after the reorganization is completed, and, thereafter, to file annual reports and other information concerning its business operations and those of its subsidiaries as the Federal Reserve may require pursuant to the Bank Holding Company Act. The Federal Reserve also has the authority to examine Bancorp and each of its respective subsidiaries, as well as any arrangements between Bancorp and any of its respective subsidiaries, with the cost of any such examination to be borne by Bancorp.

     As are banks, bank holding companies are subject to certain capital requirements. In general, bank holding companies are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and Tier 1 capital, consisting principally of shareholders' equity, of at least 4%. In addition, bank holding companies are subject to a leverage ratio requirement (Tier 1 capital to total assets). The minimum required leverage ratio for the highest rated companies is 3%. The minimum leverage ratio for all other bank holding companies is 4% or higher.

     In the future, Bancorp will be required to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting securities of any bank if, after giving effect to such acquisition, Bancorp would own or control more than 5 percent of the voting shares of such bank.

     A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases, sales, or the furnishing of services. For example, Bank RI will generally be prohibited from extending credit to a customer on the condition that the customer also obtain other services furnished by Bancorp, or any of its subsidiaries, or on the condition that the customer promise not to obtain financial services from a competitor. Bancorp and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities. Bancorp and any subsidiaries which it may acquire or organize after the reorganization will be deemed affiliates of Bank RI within the meaning of the Federal Reserve Act. Pursuant thereto, loans by Bank RI to affiliates, investments by Bank RI in affiliates' stock, and taking affiliates' stock by Bank RI as collateral for loans to any borrower will be limited to 10 percent of Bank RI's capital, in the case of each affiliate, and 20 percent of Bank RI's capital, in the case of all affiliates. In addition, such transactions must be on terms and conditions that are consistent with safe and sound banking practices and, in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as that term is defined in the Federal Reserve Act. Such restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of a bank holding company unless the loans are secured by marketable collateral of designated amounts.

     A bank holding company is also prohibited from itself engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve by order or regulation to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making these determinations, the Federal Reserve considers whether the performance of such activities by a bank holding company or a bank holding company subsidiary would offer advantages to the public that outweigh possible adverse effects.

     Federal Reserve Regulation Y sets out those activities which are regarded as closely related to banking or managing or controlling banks, and thus, are permissible activities that may be engaged in by bank holding companies subject to approval in certain cases by the Federal Reserve. Most of these activities are now permitted for national banks. There has been litigation challenging the validity of certain activities authorized by the Federal Reserve for bank holding companies, and the Federal Reserve has various regulations in this regard still under consideration. The future scope of permitted activities is uncertain.

     Although Bancorp has no present plans, agreements or arrangements to engage in any non-banking activities, Bancorp may consider in the future engaging in one or more of the above activities, subject to the approval of the Federal Reserve.

     Directors, executive officers, and principal shareholders of Bancorp will be subject to restrictions on the sale of their Bancorp stock under Rule 144 as promulgated under the Securities Act.

RECENT LEGISLATION AND OTHER CHANGES

     On November 12, 1999, President Clinton signed legislation which could have a far-reaching impact on the financial services industry. The Gramm-Leach-Bliley (G-L-B) Act authorizes affiliations between banking, securities and insurance firms and authorizes bank holding companies and national banks to engage in a variety of new financial activities. Among the new activities that will be permitted to bank holding companies are securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking. The Federal Reserve, in consultation with the Department of Treasury, may approve additional financial activities.

     The G-L-B Act imposes new requirements on financial institutions with respect to customer privacy. The G-L-B Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of customer privacy than the G-L-B Act. The G-L-B Act directed the federal banking agencies, the National Credit Union Administration, the Secretary of the Treasury, the Securities and Exchange Commission and the Federal Trade Commission, after consultation with the National Association of Insurance Commissioners, to promulgate implementing regulations. Each of the foregoing has issued proposed rules. The final rules will become effective no earlier than six months after their adoption.

     The G-L-B Act contains a variety of other provisions which impose additional regulatory requirements on certain depository institutions and reduce certain other regulatory burdens.

     Bank RI is unable to predict the impact of the G-L-B Act on its operations at this time. In granting other financial institutions more flexibility, the G-L-B Act may increase the number and type of institutions engaging in the same or similar activities as those of Bank RI, thereby creating a more competitive atmosphere.

                               BKRI INTERIM BANK

GENERAL BACKGROUND

     At the direction of the Board of Directors of Bank RI, BKRI Interim Bank organized to facilitate the reorganization. On the effective date of the reorganization, BKRI Interim Bank will merge with and into Bank RI, with Bank RI as the surviving entity.

INITIAL CAPITALIZATION

     Concurrent with the reorganization, BKRI Interim Bank will be capitalized by Bancorp with $3,000,000, the minimum capital requirement for a Rhode Island financial institution. Upon completion of the reorganization, the shares of capital stock of BKRI Interim Bank issued and outstanding immediately prior to the date of reorganization shall be converted into and exchanged by Bancorp on a share-for-share basis for shares of Bank RI Common Stock. BKRI Interim Bank will disappear and all of the outstanding shares of Bank RI Stock will be owned by Bancorp.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table represents selected consolidated financial data as of and for the years ended December 31, 1999, 1998, 1997 and 1996. The selected consolidated financial data is derived from Bank RI's Consolidated Financial Statements which have been audited by KPMG LLP. The selected consolidated financial data of Bank RI set forth below does not purport to be complete and should be read in conjunction with, and are qualified in their entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing in Bank RI's Annual Report on Form 10-K which is enclosed herewith and incorporated herein by reference.

                                                             AS OF AND FOR THE
                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                               1999          1998          1997        1996(a)
                                            ----------    ----------    ----------    ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Interest income.........................  $   41,651    $   40,034    $   37,269    $   26,514
  Interest expense........................      19,600        19,845        17,478        11,778
                                            ----------    ----------    ----------    ----------
  Net interest income.....................      22,051        20,189        19,791        14,736
  Provision for loan losses...............       1,000         1,017         1,000           837
  Noninterest income......................       3,222         2,727         1,916         1,237
  Noninterest expense.....................      17,354        16,043        15,273        12,718
                                            ----------    ----------    ----------    ----------
  Income before taxes and change in
     accounting principle.................       6,919         5,856         5,434         2,418
  Income taxes............................       2,448         2,022         1,924           846
                                            ----------    ----------    ----------    ----------
  Income before change in accounting
     principle............................       4,471         3,834         3,510         1,572
  Cumulative effect of change in
     accounting principle, net of taxes...         109            --            --            --
                                            ----------    ----------    ----------    ----------
  Net income..............................       4,362         3,834         3,510         1,572
  Dividends on preferred stock............          88           793         1,413           720
                                            ----------    ----------    ----------    ----------
  Net income available to common
     shareholders.........................  $    4,274    $    3,041    $    2,097    $      852
                                            ==========    ==========    ==========    ==========
PER SHARE DATA:
  Basic earnings per common share:
     Income before change in accounting
       principle..........................  $     1.18    $     0.87    $     0.75    $     0.30
     Cumulative effect of change in
       accounting principle...............       (0.03)           --            --            --
                                            ----------    ----------    ----------    ----------
     Net income...........................  $     1.15    $     0.87    $     0.75    $     0.30
                                            ==========    ==========    ==========    ==========
  Basic cash earnings per common
     share(d).............................  $     1.35    $     1.10    $     1.03    $     0.52
  Diluted earnings per common share:
     Income before change in accounting
       principle..........................  $     1.17    $     0.85    $     0.75    $     0.30
     Cumulative effect of change in
       accounting principle...............       (0.03)           --            --            --
                                            ----------    ----------    ----------    ----------
     Net income...........................  $     1.14    $     0.85    $     0.75    $     0.30
                                            ==========    ==========    ==========    ==========

                                                             AS OF AND FOR THE
                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                               1999          1998          1997        1996(a)
                                            ----------    ----------    ----------    ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Diluted cash earnings per common
     share(d).............................  $     1.34    $     1.07    $     1.03    $     0.52
  Book value per common share.............  $    12.79    $    12.31    $    10.77    $     9.92
  Tangible book value per common share....  $     9.27    $     8.44    $     5.18    $     3.89
  Average common shares
     outstanding -- Basic.................   3,727,010     3,506,573     2,800,061     2,800,000
  Average common shares outstanding --
     Diluted..............................   3,741,778     3,584,820     2,805,688     2,800,000
BALANCE SHEET DATA:
  Total assets............................  $  631,977    $  595,964    $  533,025    $  472,417
  Investment securities...................      50,503        39,703        48,319        45,120
  Mortgage-backed securities..............      74,793        79,924        43,078            --
  Total loans receivable..................     458,958       431,402       405,819       383,039
  Allowance for loan losses...............       5,681         5,018         4,340         4,024
  Excess of costs over net assets
     acquired.............................      13,094        14,424        15,658        16,892
  Deposits................................     513,416       500,713       464,907       424,817
  Common shareholders' equity.............      47,675        45,835        30,165        27,785
  Total shareholders' equity..............      47,675        47,687        44,707        43,627
AVERAGE BALANCE SHEET DATA: (b)
  Total assets............................  $  616,426    $  565,759    $  499,382    $  465,961
  Investment securities...................      47,348        44,040        47,242        23,918
  Mortgage-backed securities..............      79,463        57,627        15,689            --
  Total loans receivable..................     439,099       421,554       395,684       384,857
  Allowance for loan losses...............       5,358         4,799         4,210         3,772
  Excess of costs over net assets
     acquired.............................      13,720        15,077        16,318        16,788
  Deposits................................     516,610       476,227       442,604       420,709
  Common shareholders' equity.............      46,169        40,568        27,981        26,605
  Total shareholders' equity..............      46,631        46,041        43,196        42,433
OPERATING RATIOS:
  Interest rate spread....................        3.25%         3.20%         3.68%         3.86%
  Net interest margin.....................        3.80%         3.78%         4.22%         4.36%
  Efficiency ratio(c).....................       68.67%        70.01%        70.36%        79.63%
  Cash basis efficiency ratio(c)(d).......       64.06%        64.62%        64.67%        73.91%
  Return on average assets(e).............        0.73%         0.68%         0.70%         0.43%
  Cash basis return on average
     assets(d)(e).........................        0.87%         0.84%         0.89%         0.62%
  Return on average equity(e).............        9.59%         8.33%         8.13%         4.76%
  Cash basis return on average
     equity(d)(e).........................       11.20%        10.08%         9.97%         6.55%
ASSET QUALITY RATIOS:
  Nonperforming loans to total loans......        0.24%         0.36%         0.41%         0.35%
  Nonperforming assets to total assets....        0.18%         0.33%         0.38%         0.28%
  Allowance for loan losses to
     nonperforming loans..................      510.88%       321.05%       258.49%       301.88%
  Allowance for loan losses to total
     loans................................        1.24%         1.16%         1.07%         1.05%
  Net loans charged-off to average loans
     outstanding..........................        0.08%         0.08%         0.17%         0.06%

                                                             AS OF AND FOR THE
                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                               1999          1998          1997        1996(a)
                                            ----------    ----------    ----------    ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CAPITAL RATIOS:
  Average shareholders' equity to average
     total assets.........................        7.54%         8.14%         8.64%         9.11%
  Tier I leverage ratio...................        5.88%         5.72%         5.62%         5.92%
  Tier I risk-based capital ratio.........        9.70%         9.60%         9.41%         9.05%
  Total risk-based capital ratio..........       10.96%        10.85%        10.66%        10.30%

---------------
(a) Bank RI commenced operations on March 22, 1996.

(b) Average balances for 1996 are computed for the period subsequent to Bank RI's opening (March 22, 1996).

(c) Calculated by dividing total noninterest expenses by net interest income plus noninterest income.

(d) Excludes amortization of intangibles and any related income taxes.

(e) Excludes cumulative effect of change in accounting principle, net of taxes.

              PRICE RANGE AND DIVIDENDS OF BANK RI'S COMMON STOCK

     Bank RI's Common Stock is traded on The Nasdaq Stock Market(R) under the symbol "BARI". Prior to March 24, 1998, the Common Stock was traded on the Over-the-Counter Bulletin Board. The following table sets forth information regarding the Common Stock for the periods indicated.

                                                                       STOCK PRICE
                                                              -----------------------------
                                                               HIGH      LOW      DIVIDENDS
                                                              ------    ------    ---------
1998
  First Quarter.............................................  $18.00    $16.44      $0.00
  Second Quarter............................................   18.25     15.50       0.00
  Third Quarter.............................................   17.63     11.00       0.00
  Fourth Quarter............................................   13.81      9.50       0.00
1999
  First Quarter.............................................  $12.25    $ 9.81       0.00
  Second Quarter............................................   11.50      9.75       0.00
  Third Quarter.............................................   12.00      9.75       0.05
  Fourth Quarter............................................   11.25      9.75       0.05

     As of March 17, 2000 there were approximately 1,100 holders of record of the Common Stock.

     Bank RI has declared and paid dividends on the Stock since August 1999 and intends to continue to declare cash dividends on its Stock when and as funds are available therefor. The payment of dividends in the future is subject to the discretion of Bank RI's Board of Directors and will depend upon Bank RI's earnings, financial condition and other factors, including applicable regulatory orders and restrictions with respect to dividends. After the reorganization, Bank RI expects to pay a dividend to Bancorp in the amount of approximately $125,000 to pay for the reorganization costs and to provide Bancorp with working capital. If the reorganization is approved, Bancorp intends to continue to declare cash dividends on its Stock when and as funds are available therefor. In the future, the declaration and payment of dividends on Bancorp's Stock is subject to the discretion of the Bancorp board of directors and will depend upon Bank RI paying a cash dividend to Bancorp as well as Bancorp's ability to service any equity or debt obligations senior to its Stock. The ability of Bank RI to pay a cash dividend to Bancorp will depend upon Bank RI's earnings, financial condition and capital requirements, the general economic and regulatory climate, and other factors deemed relevant by Bank RI's Board of Directors. Regulatory authorities could impose stricter limitations on the ability of Bank RI or Bancorp to pay dividends if such limits were deemed appropriate to preserve certain capital adequacy requirements.

                       UNAUDITED PRO FORMA CAPITALIZATION

     The following table sets forth the audited actual capitalization of Bank RI at December 31, 1999, the proposed capitalization of BKRI Interim Bank and Bancorp immediately prior to completion of the reorganization, and the pro forma capitalization of Bank RI and Bancorp on a consolidated basis to reflect the completion of the reorganization.

                                                           BKRI                       PRO FORMA OF
                                                          INTERIM                     BANCORP AND
                                          BANK RI(a)      BANK(b)      BANCORP(c)       BANK RI
                                          ----------    -----------    -----------    ------------
                                          (AUDITED)     (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS)
Shareholders' Equity:
  Common Stock..........................  $    3,729    $    3,000     $         0    $     3,729
  Additional Paid-In Capital............      35,925             0           3,000         35,925
  Retained Earnings.....................       9,763             0               0          9,763
  Unrealized Gain/Loss on Securities,
     Net................................      (1,742)            0               0         (1,742)
                                          ----------    ----------     -----------    -----------
          Total Shareholders' Equity....  $   47,675    $    3,000     $     3,000    $    47,675
                                          ==========    ==========     ===========    ===========
Share Data:
  Preferred Stock:
     Authorized.........................   1,000,000             0       1,000,000      1,000,000
     Outstanding........................           0             0               0              0
  Common Stock:
     Authorized.........................   7,000,000     3,000,000      10,000,000     10,000,000
     Outstanding........................   3,448,500     3,000,000             100      3,448,500
  Non-Voting Common Stock:
     Authorized.........................   3,000,000             0       1,000,000      1,000,000
     Outstanding........................     280,000             0               0        280,000
                                          ==========    ==========     ===========    ===========

---------------
(a) Capital stock and outstanding shares are stated as of December 31, 1999.

(b) Funds to capitalize BKRI Interim Bank were obtained by issuing 3,000,000 shares to Bancorp for $3,000,000. At the time of the reorganization, BKRI Interim Bank will be merged into Bank RI and the shares of BKRI Interim Bank common stock will be exchanged for shares of Bank RI Common Stock.

(c) Funds to capitalize Bancorp were obtained by a loan in the amount of $125,000 and issuing a total of 100 shares of Bancorp to Bank RI for the sum of $3,000,100. Upon completion of the reorganization, the loan will be repaid and the 100 shares shall be reacquired and canceled by Bancorp.

                             AVAILABLE INFORMATION

     Bank RI files reports, proxy statements and other information with the FDIC under the Exchange Act. All information filed by Bank RI with the FDIC under the Exchange Act is available for inspection at, and may be obtained by writing to, the Federal Deposit Insurance Corporation's Registration, Disclosure and Securities Operations Unit at 550 17th Street, N.W., Rm. F-6043, Washington, D.C. 20429 or by calling (202) 898-8913 or by facsimile at (202) 898-3909.
Bancorp has filed with the SEC a Registration Statement on Form S-4 under the Securities Act of 1933 (the "Securities Act"), covering the transactions described in the Proxy Statement/Prospectus. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Reference is made to the Registration Statement and to the exhibits thereto for further information. Statements contained herein concerning such documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. When the transaction is completed, the Common Stock of Bancorp will be registered under the Exchange Act. Bancorp will be subject to the reporting and informational requirements of the Exchange Act, and Bank RI will not. Bancorp will be required to file reports, proxy statements and other information with the SEC. The Registration Statement and the exhibits thereto, as well as the reports, proxy statements and other information filed hereafter with the SEC by Bancorp under the Exchange Act, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and at the regional offices of the SEC located at:

Citicorp Center             7 World Trade Center
500 West Madison Street,    13th Floor
Suite 1400                  New York, New York 10048
Chicago, Illinois 60661

     Copies of such material may also be obtained at prescribed rates from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

     UPON REQUEST, BANK RI WILL FURNISH WITHOUT CHARGE A COPY OF THE BANK'S ANNUAL REPORT ON FORM 10-K (WITHOUT EXHIBITS) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999, INCLUDING FINANCIAL STATEMENTS AND THE SCHEDULES AND ANY OTHER DOCUMENT INCORPORATED HEREIN BY REFERENCE. THE FORM 10-K HAS BEEN FILED WITH THE FDIC. IT MAY BE OBTAINED BY WRITING TO STEPHEN TURGEON, COMMUNICATIONS OFFICER, BANK RHODE ISLAND, ONE TURKS HEAD PLACE, PROVIDENCE, RHODE ISLAND 02903.

                                    EXPERTS

     The consolidated financial statements of Bank RI at December 31, 1999, and for each of the years in the three-year period ended December 31, 1999, incorporated by reference in Bank RI's annual report on Form 10-K for the year ended December 31, 1999 have been audited by KPMG, independent auditors, as set forth in their report thereon incorporated therein and incorporated herein by reference in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

     Representatives of KPMG will be present at the annual meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

                                 LEGAL MATTERS

     Certain legal matters in connection with the issuance of the shares of Bancorp's Stock in the reorganization will be passed upon by Messrs. Hinckley, Allen & Snyder LLP, Providence, Rhode Island.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Bank RI's audited consolidated balance sheets as of December 31, 1999 and 1998, and the related audited consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999, report of independent public accountants, management's discussion and analysis of financial condition and the results of operations are set forth in Bank RI's 1999 Annual Report to shareholders delivered herewith and are incorporated into this Proxy Statement/ Prospectus by reference.

                      OTHER BUSINESS OF THE ANNUAL MEETING

     The Board of Directors is not aware of any matters to come before the annual meeting other than those stated in the Proxy Statement. In the event that other matters properly come before the annual meeting or any adjournment thereof, it is intended that the persons named in the accompanying proxy and acting thereunder will vote in accordance with their best judgment.

                         SHAREHOLDER PROPOSALS FOR 2001

     The next annual meeting is scheduled to be held on May 16, 2001. A Shareholder who wants to have a qualified proposal considered for inclusion in the Proxy Statement for the 2001 annual meeting of Shareholders must notify the Secretary of the Bank not later than December 18, 2000. In the event that the Reorganization and Merger described above is approved by the requisite number of Bank RI shareholders, the 2001 annual meeting will be a annual meeting of the Bancorp shareholders. Shareholder proposals that are to be considered at the 2001 annual meeting but not requested to be included in proxy statement must be submitted no later March 19, 2001 and no earlier than December 15, 2000.

                                    ANNEX A
                  PLAN OF REORGANIZATION AND MERGER AGREEMENT

     This PLAN OF REORGANIZATION AND MERGER AGREEMENT (the "Agreement"), dated as of February 15, 2000, is by and among BANK RHODE ISLAND, a stock financial institution organized and existing under the laws of the State of Rhode Island (the "Bank"), the Bank's wholly-owned subsidiary, BANCORP RHODE ISLAND, INC., a Rhode Island corporation (the "Holding Company"), and BKRI INTERIM BANK, a stock interim financial institution to be organized under the laws of the State of Rhode Island as a wholly-owned subsidiary of Holding Company ("Interim Bank").

                              W I T N E S S E T H

     WHEREAS, the Boards of Directors of the Bank, the Holding Company and Interim Bank have approved, and deem it advisable and in the best interests of their respective shareholders to consummate the reorganization and business combination set forth herein;

     WHEREAS, the parties intend that, at the Effective Time as defined in
Section 1.2 hereof, in a reverse triangular merger, Interim Bank will be merged with and into the Bank with the Bank as the survivor (the "Surviving Bank") as a wholly owned subsidiary of the Holding Company (the "Merger");

     WHEREAS, the parties intend that the Merger be structured as a "reorganization" under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code");

     NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, the parties hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time, as defined in Section 1.2 hereof, in accordance with the provisions of this Agreement and the laws of the State of Rhode Island and the United States, Interim Bank shall be merged with and into the Bank, the separate corporate existence of Interim Bank shall cease, and the Bank shall continue its corporate existence as the Surviving Bank in the Merger as a Rhode Island financial institution under the name "Bank Rhode Island" with all of the powers provided to financial institutions under the laws of the State of Rhode Island.

     1.2 Effective Time. The "Effective Time" shall be the date and time set forth in the Articles of Merger as filed with and approved by the Director of the Department of Business Regulation of the State of Rhode Island and the Rhode Island Secretary of State, and shall follow compliance with the conditions to the effectiveness of the Merger under this Agreement and the laws and regulations of the United States and the State of Rhode Island and as specified in the approval of any Applicable Governmental Authorities (as defined in Subsection 4.1(b) hereof).

     1.3 Effect of Merger. At the Effective Time: (i) all rights, privileges, franchises and property of Interim Bank, and all debts and liabilities due or to become due to Interim Bank, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Bank without further act or deed, and the Surviving Bank shall have and hold the same in its own right as fully as the same was possessed and held by Interim Bank,
(ii) all debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against Interim Bank shall be and become the debts, liabilities, obligations of, and the claims and demands against, the Surviving Bank in the same manner as if the Surviving Bank had itself incurred or become liable for them, (iii) all rights of creditors of Interim Bank, and all liens upon the property of Interim Bank, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the Effective Time, and (iv) any action or proceeding pending by or against Interim

Bank shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment, with the right to appeal or review as in other cases, as if the Merger had not taken place or the Surviving Bank may be substituted for Interim Bank.

     1.4 Other Matters. Also at the Effective Time: (i) the Bank's main office shall be the main office of the Surviving Bank and shall continue to be located in Providence, Rhode Island, (ii) the Directors and officers of the Bank holding office immediately prior to the Effective Time shall continue to be the Directors and officers of the Surviving Bank, (iii) the Agreement to Form and Bylaws of the Bank, as in effect immediately prior to the Effective Time, shall be and remain the Agreement to Form and Bylaws of the Surviving Bank, (iv) the Bank's insurance of deposits coverage by the Federal Deposit Insurance Corporation ("FDIC") shall be and remain the insurance of deposits coverage of the Surviving Bank.

     1.5 Further Assurances. The Bank, the Holding Company and Interim Bank each agree that at any time, or from time to time, as and when requested by the Surviving Bank, or by the Surviving Bank's successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name, all conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Bank, the Surviving Bank's successors or assigns may deem necessary or desirable, in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Bank, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this
Section 1 and otherwise to carry out the intent and purposes hereof.

                                   ARTICLE II

                      CAPITAL STOCK OF THE SURVIVING BANK

     2.1 Stock of the Holding Company. At the Effective Time, all common stock of the Holding Company issued and outstanding prior to the Effective Time shall be transferred to the Holding Company by the Bank and shall be deemed to have been reacquired by the Holding Company. The Holding Company shall thereafter take all actions necessary to cancel said common stock so that said common stock is held by the Holding Company as authorized but unissued shares.

     2.2 Stock of Interim Bank. At the Effective Time, the shares of capital stock of Interim Bank issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged by the Holding Company for 3,000,000 shares of fully paid and nonassessable common stock of the Bank as the Surviving Bank.

     2.3  Common Stock of the Bank.

     (a) Voting Common Stock. At the Effective Time, each and every share of Bank voting common stock, $1.00 par value per share ("Voting Common Stock"), issued and outstanding shall, by virtue of the Merger and without any action on the part of the holders thereof, be exchanged for and converted into the right to receive one share of Holding Company voting common stock.

     (b) Non-Voting Common Stock. At the Effective Time, each and every share of Bank non-voting common stock, $1.00 par value per share ("Non-Voting Common Stock," together with Voting Common Stock, "Common Stock"), issued and outstanding shall, by virtue of the Merger and without any action on the part of the holders thereof, be exchanged for and converted into the right to receive one share of Holding Company non-voting common stock.

     2.4  Exchange Procedures.

     (a) Exchange Agent. Registrar and Transfer Company shall act as exchange agent for the purpose of exchanging (i) certificates representing shares of Voting Common Stock for shares of Holding Company voting common stock as provided by Section 2.2 hereof, and (ii) certificates representing shares of Non-Voting Common Stock for shares of Holding Company non-voting common stock as provided by Section 2.2 hereof.

     (b) Lost or Destroyed Certificates. If any holder of Common Stock shall be unable to surrender his or her stock certificates representing Common Stock because such certificates have been lost or destroyed, such holder of Common Stock may deliver in lieu thereof an indemnity bond in form and substance and with a surety satisfactory to the Bank.

     2.5 Stock Options. At the Effective Time, each outstanding option, warrant, including, without limitation, that certain warrant issued to Fleet Financial Group, Inc. to purchase 136,315 shares of Common Stock at an exercise price of $10.00 per share, or other right to purchase Common Stock shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into an option, warrant or other right to purchase Holding Company common stock.

                                  ARTICLE III

                                   APPROVALS

     3.1 Shareholder Approvals. This Agreement shall be submitted to the holders of Voting Common Stock and to the shareholders of Interim Bank for ratification and approval in accordance with the applicable provisions of law.

     3.2 Regulatory Approvals. The parties shall obtain the waivers, consents and approvals of all regulatory authorities as required for consummation of the Merger on the terms herein provided, including, without being limited to, those consents and approvals referred to in Subsection 4.1(b) hereof.

                                   ARTICLE IV

                                   CONDITIONS

     4.1 Conditions to the Merger. Consummation of the Merger is conditioned upon:

          (a) the ratification and approval of this Agreement by the shareholders of the Bank and Interim Bank as required by law;

          (b) the obtaining of all other consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary for consummation of the Merger, including, but not limited to, approval of the FDIC, approval of the Director of the Department of Business Regulation of the State of Rhode Island, and approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended (the "Applicable Governmental Authorities");

          (c) the obtaining of all consents or approvals, governmental or otherwise, which are or, in the opinion of counsel for the Bank may be, necessary to permit or enable the Surviving Bank, upon and after the Merger, to conduct all or any part of the business and activities of the Bank up to the time of the Merger, in the manner in which such activities and business are then conducted;

          (d) the receipt by the Bank of an opinion from Hinckley, Allen & Snyder LLP, in form and substance satisfactory to both the Bank and the Holding Company, to the effect that the Merger of Interim Bank with and into the Bank and the exchange of shares of Bank common stock for shares of Holding Company common stock, will be considered a reorganization within the meaning of Section 368(a)(1)(A) of the Code; no gain or loss will be recognized by the Bank pursuant to consummation of the Merger; and no gain or loss will be recognized by the shareholders of the Bank upon the exchange of their shares of Bank Common Stock for shares of Holding Company common stock, as provided for herein;

          (e) the performance by each party hereto of all of its respective obligations hereunder to be performed prior to the Effective Time.

                                   ARTICLE V

                TERMINATION, EXPENSES, AMENDMENT, AND ASSIGNMENT

     5.1 Termination of the Merger. If any condition in Section 4.1 hereof has not been fulfilled with respect to the Merger, or, if in the opinion of a majority of the Board of Directors of any of the parties:

          (a) any action, suit, proceeding or claim has been instituted, made or threatened relating to the Merger which makes consummation of the Merger inadvisable; or

          (b) for any other reason consummation of the Merger is inadvisable;

then this Agreement may be terminated at any time before the Merger becomes effective. Upon termination, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or shareholders, except as provided in Section 5.2 hereof.

     5.2 Expenses of the Merger. Subject to applicable federal laws and regulations, the Bank initially shall bear all expenses of the Merger, including, without limitation, filing fees, printing costs, mailing costs, accountants' fees and legal fees (the "Expenses"); provided, however, that, immediately following the Merger or shortly thereafter, the Holding Company shall reimburse the Bank for the Expenses. The Bank covenants and agrees, immediately following the Merger or shortly thereafter, to declare a dividend on the stock of the Bank held by the Holding Company sufficient to allow the Holding Company to reimburse the Bank for the Expenses.

     5.3 Amendment. Subject to applicable law, at any time prior to the consummation of the Merger, the parties, by action taken by the respective Boards of Directors, may amend this Agreement; provided, however, that this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     5.4 Assignment. No party hereunder shall have the right to assign its rights or obligations under this Agreement.

                                   ARTICLE VI

                                 MISCELLANEOUS

     6.1 Execution. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original and such counterparts shall together constitute one and the same instrument.

     6.2 Governing Law. This Agreement is made and entered into in the State of Rhode Island, and the laws of said State shall govern the validity and interpretation hereof.

     6.3 Headings. The Article and Section headings contained in this Agreement are for reference purposes only and shall not effect in any way the meaning or interpretation of this Agreement.

     6.4 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the Merger and supersedes all prior arrangements or understandings with respect thereto.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                          BANK RHODE ISLAND

                                          By: /s/  MERRILL W. SHERMAN
                                            ------------------------------------
                                            Name: Merrill W. Sherman
                                            Its:    President & Chief Executive
                                              Officer

                                          BANCORP RHODE ISLAND, INC.

                                          By: /s/  MERRILL W. SHERMAN
                                            ------------------------------------
                                            Name: Merrill W. Sherman
                                            Its:    President & Chief Executive
                                              Officer

                                          BKRI INTERIM BANK

                                          By: /s/  MERRILL W. SHERMAN
                                            ------------------------------------
                                            Name: Merrill W. Sherman
                                            Its:    President & Chief Executive
                                              Officer

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation and By-laws of the Registrant provide for the indemnification of the Registrant's directors and permit the indemnification of the Registrant's officers and employees to the fullest extent permitted by, and subject to the conditions set forth in, the Rhode Island Business Corporation Act (the "RIBCA"). The indemnification provided under the Articles of Incorporation and By-laws includes the right to be paid by the Registrant the expenses (including attorneys' fees) in advance of any proceeding for which indemnification may be obtained in advance of its final disposition, provided that the payment of these expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the Registrant of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

     The By-laws provide that the indemnification set forth in the Articles of Incorporation and By-laws shall apply if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant. With respect to any criminal action or proceeding, such person must have had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

     No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses such court shall deem proper.

     Under the By-laws, the Registrant has the power, by a vote of a majority of the full Board of Directors, to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the By-laws.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT                           DESCRIPTION
-------                           -----------
  2.      Plan of Reorganization and Agreement of Merger dated
          February 15, 2000 by and among Bank Rhode Island, Bancorp
          Rhode Island, Inc. and BKRI Interim Bank attached as Annex A to the Proxy Statement/Prospectus contained in Part I of
          this Registration Statement.
  3.1     Articles of Incorporation of Registrant
  3.2     By-laws of Registrant
  4.1     Specimen form of certificate for Bancorp Common Stock*
  4.2     Specimen form of certificate for Bancorp Non-Voting Common
          Stock*
  5.      Opinion re: legality*
 10.1     Employment Agreement of Merrill W. Sherman, as amended
 10.2     Employment Agreement of Albert R. Rietheimer, as amended
 10.3     Employment Agreement of Donald C. McQueen, as amended
 10.4     Employment Agreement of James V. DeRentis
 10.5     Bank Rhode Island's 1996 Incentive and Nonqualified Stock
          Option Plan, as amended

EXHIBIT                           DESCRIPTION
-------                           -----------
 10.6     Bank Rhode Island's Non-Employee Director Stock Plan
 10.7     Bank Rhode Island's Supplemental Executive Retirement Plan,
          as amended
 10.8     Bank Rhode Island's Nonqualified Deferred Compensation Plan,
          as amended
 10.9     Warrant for 136,315 shares of Common Stock Issued to Fleet
          Financial Group, Inc.
 13       Bank Rhode Island's Annual Report to shareholders for 1999, portions of which have been incorporated by reference herein are filed with the Commission. Those portions which have not been incorporated by reference herein are provided for
          information purposes only.*
 21.      Sole Subsidiary of the Registrant is Bank Rhode Island
 23.1     Consent of Counsel is included with the opinion re: legality as Exhibit 5 to this Registration Statement*
 23.2     Consent of KPMG LLP, as accountants for the Registrant*
 99.1     Form of Proxy for Common Stock to be utilized in connection with the annual meeting of Bank Rhode Island
 99.2     Form of Proxy for Non-Voting Common Stock to be utilized in connection with the annual meeting of Bank Rhode Island

---------------
* To be filed by pre-effective amendment pursuant to Rule 475a.

ITEM 22.  UNDERTAKINGS

     (a)(1) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Proxy Statement/Prospectus, to each person to whom the Proxy Statement/Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Proxy Statement/Prospectus furnished pursuant to and annual meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Proxy Statement/Prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide interim financial information.

     (a)(2) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (a)(3) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (g)(1) of Rule 145, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned Registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                        POWER OF ATTORNEY AND SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Providence, State of Rhode Island on March 22, 2000.

                                          BANCORP RHODE ISLAND, INC.

                                          /s/ MERRILL W. SHERMAN
                                          --------------------------------------
                                          By: Merrill W. Sherman
                                          Its:  President and Chief Executive
                                          Officer

     We, the undersigned officers and directors of Bancorp Rhode Island, Inc., in the city of Providence Rhode Island hereby severally constitute and appoint Merrill W. Sherman, Albert R. Rietheimer and Margaret D. Farrell our true and lawful attorneys with full power of substitution together, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement of Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Bancorp Rhode Island, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any one of them, to said Registration Statement and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
              /s/ MERRILL W. SHERMAN                 President and Chief Executive      March 22, 2000
---------------------------------------------------    Officer; Director
                Merrill W. Sherman

             /s/ ALBERT R. RIETHEIMER                Chief Financial Officer and        March 22, 2000
---------------------------------------------------    Treasurer (Principal Financial
               Albert R. Rietheimer                    and Accounting Officer)

              /s/ ANTHONY F. ANDRADE                 Director                           March 22, 2000
---------------------------------------------------
                Anthony F. Andrade

                /s/ JOHN R. BERGER                   Director                           March 22, 2000
---------------------------------------------------
                  John R. Berger

               /s/ MALCOLM G. CHACE                  Director                           March 22, 2000
---------------------------------------------------
                 Malcolm G. Chace

            /s/ ERNEST J. CHORNYEI, JR.              Director                           March 22, 2000
---------------------------------------------------
              Ernest J. Chornyei, Jr.

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
                /s/ KARL F. ERICSON                  Director                           March 22, 2000
---------------------------------------------------
                  Karl F. Ericson

              /s/ MARGARET D. FARRELL                Director                           March 22, 2000
---------------------------------------------------
                Margaret D. Farrell

               /s/ MARK R. FEINSTEIN                 Director                           March 22, 2000
---------------------------------------------------
                 Mark R. Feinstein

               /s/ DONALD J. REAVES                  Director                           March 22, 2000
---------------------------------------------------
                 Donald J. Reaves

          /s/ FREDERICK JAMES HODGES, JR.            Director                           March 22, 2000
---------------------------------------------------
            Frederick James Hodges, Jr.

               /s/ CHERYL L. WATKINS                 Director                           March 22, 2000
---------------------------------------------------
                 Cheryl L. Watkins

                                                     Director                           March   , 2000
---------------------------------------------------
                   John A. Yena

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION                           PAGE
-------                           -----------                           ----
  2.      Plan of Reorganization and Agreement of Merger dated
          February 15, 2000 by and among Bank Rhode Island, Bancorp
          Rhode Island, Inc. and BKRI Interim Bank attached as Annex A to the Proxy Statement/Prospectus contained in Part I of
          this Registration Statement. ...............................
  3.1     Articles of Incorporation of Registrant.....................
  3.2     By-laws of Registrant.......................................
  4.1     Specimen form of certificate for Bancorp Common Stock*......
  4.2     Specimen form of certificate for Bancorp Non-Voting Common
          Stock*......................................................
  5.      Opinion re: legality*.......................................
 10.1     Employment Agreement of Merrill W. Sherman, as amended......
 10.2     Employment Agreement of Albert R. Rietheimer, as amended....
 10.3     Employment Agreement of Donald C. McQueen, as amended.......
 10.4     Employment Agreement of James V. DeRentis...................
 10.5     Bank Rhode Island's 1996 Incentive and Nonqualified Stock
          Option Plan, as amended.....................................
 10.6     Bank Rhode Island's Non-Employee Director Stock Plan........
 10.7     Bank Rhode Island's Supplemental Executive Retirement Plan,
          as amended..................................................
 10.8     Bank Rhode Island's Nonqualified Deferred Compensation Plan,
          as amended..................................................
 10.9     Warrant for 136,315 shares of Common Stock Issued to Fleet
          Financial Group, Inc. ......................................
 13       Bank Rhode Island's Annual Report to shareholders for 1999, portions of which have been incorporated by reference herein are filed with the Commission. Those portions which have not been incorporated by reference herein are provided for
          information purposes only.*.................................
 21.      Sole Subsidiary of the Registrant is Bank Rhode Island......
 23.1     Consent of Counsel is included with the opinion re: legality as Exhibit 5 to this Registration Statement*................
 23.2     Consent of KPMG LLP, as accountants for the Registrant*
 99.1     Form of Proxy for Common Stock to be utilized in connection with the annual meeting of Bank Rhode Island................
 99.2     Form of Proxy for Non-Voting Common Stock to be utilized in connection with the annual meeting of Bank Rhode Island.....

---------------
* To be filed by pre-effective amendment pursuant to Rule 475a.